    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1997


                                                      REGISTRATION NO. 333-37607

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         RELIANCE STEEL & ALUMINUM CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    CALIFORNIA                                         95-1142616
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                             2550 EAST 25TH STREET
                         LOS ANGELES, CALIFORNIA 90058
                                 (213) 582-2272
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                DAVID H. HANNAH
                             2550 EAST 25TH STREET
                         LOS ANGELES, CALIFORNIA 90058
                                 (213) 582-2272
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                 KAY RUSTAND, ESQ.                             E. WAIDE WARNER, JR., ESQ.
                  ARTER & HADDEN                                  DAVIS POLK & WARDWELL
        700 SOUTH FLOWER STREET, 30TH FLOOR                       450 LEXINGTON AVENUE
           LOS ANGELES, CALIFORNIA 90017                        NEW YORK, NEW YORK 10017

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 4, 1997

PROSPECTUS

NOVEMBER 4, 1997

                                3,300,000 SHARES
                         RELIANCE STEEL & ALUMINUM CO.

                                  COMMON STOCK

     Of the 3,300,000 shares of Common Stock, no par value, (the "Shares") of Reliance Steel & Aluminum Co., a California corporation (the "Company"), offered hereby, 3,100,000 Shares are being offered by the Company and 200,000 Shares are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.


     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "RS." The latest reported sale price of the Common Stock on November 3, 1997 was $27 1/2 per share. See "Price Range of Common Stock."


     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 8.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------
                                   PRICE          UNDERWRITING        PROCEEDS          PROCEEDS
                                   TO THE        DISCOUNTS AND         TO THE        TO THE SELLING
                                   PUBLIC        COMMISSIONS(1)      COMPANY(2)     SHAREHOLDERS(2)
-----------------------------------------------------------------------------------------------------

PER SHARE....................         $                $                 $                 $
TOTAL (3)....................         $                $                 $                 $
-----------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $        payable by the Company and
    $        payable by the Selling Shareholders.

(3) The Company has granted the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 495,000 additional Shares at the price to the public, less the underwriting discounts and commissions, for the purpose of covering over-allotments. If the Underwriters exercise that option in full, the total price to the public, underwriting discounts and commissions, proceeds to the Company and proceeds to the Selling
    Shareholders will be $      , $        , $        and $        ,
    respectively. See "Underwriting."


     The Shares are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the Shares will be made against payment therefor in
New York, New York on or about November   , 1997.


DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                      MERRILL LYNCH & CO.

                                          PRUDENTIAL SECURITIES INCORPORATED

LOGO

                    [MAP SHOWING LOCATIONS OF FACILITIES]


ACQUISITIONS AND FACILITIES STARTED AFTER 1994

        DATE                                                                     LOCATIONS
---------------------                                             ---------------------------------------
1995                    Tube Service Co.                          Portland, Oregon
                        Reliance Steel Company(1)                 Los Angeles, California
                        American Steel, L.L.C.(2)                 Portland, Oregon and Kent, Washington
                        Valex Corp.                               Phoenix, Arizona
                        Valex Corp.                               Portland, Oregon
                        Valex Corp.                               Austin, Texas

1996                    Tube Service Co.                          Denver, Colorado
                        VMI Corporation                           Albuquerque, New Mexico
                        CCC Steel, Inc.                           Los Angeles, California and Salt Lake
                                                                  City, Utah
                        Siskin Steel & Supply Company, Inc.       Birmingham, Alabama; Spartanburg, South
                                                                  Carolina; and Chattanooga and
                                                                  Nashville, Tennessee

1997                    AMI Metals, Inc.                          Fontana, California; Wichita, Kansas;
                                                                  Brentwood, Tennessee; Fort Worth,
                                                                  Texas; Kent, Washington; and
                                                                  Swedesboro, New Jersey
                        Amalco Metals, Inc.                       Union City, California
                        Service Steel Aerospace Corp.             Tacoma, Washington; Long Beach,
                                                                  California; and North Canton, Ohio

(1) From dissolved joint venture
(2) Acquired 50%

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS AND SYNDICATE COVERING TRANSACTIONS. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and the notes related thereto, included elsewhere in or incorporated by reference into this Prospectus. Unless otherwise indicated, the information contained in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) gives effect to the three-for-two stock split in June 1997.

                                  THE COMPANY

BUSINESS AND INDUSTRY


     Reliance Steel & Aluminum Co. ("Reliance" or the "Company") is one of the largest metals service center companies in the United States, serving customers throughout the United States through a network of 38 metals service centers. The Company provides value-added materials management metals processing services and distributes a full line of metal products, including carbon, alloy, stainless and specialty steel, aluminum, brass and copper products to more than 33,000 customers in a broad range of industries. The Company believes that, through its 97%-owned subsidiary, Valex Corp. ("Valex"), it is also the leading domestic manufacturer and distributor of electropolished and chemically cleaned stainless steel tubing and fittings for use in the semiconductor fabrication industry.



     The Company's primary business strategy is to enhance its operating results through strategic acquisitions and expansion of its existing operations. This strategy and the Company's proven operating methods have enabled the Company to outperform most of its competitors in the metals service center industry. The Company has reported six consecutive years of increased net income, and, since 1991, the Company's net income has increased at a compound annual growth rate of approximately 38%. For the twelve months ended September 30, 1997, the Company had net sales of $878.0 million and net income of $30.9 million.


     The Company's metals service centers purchase metals from primary producers and sell these metals in smaller quantities to a wide variety of end users. The Company provides processing services for approximately 70% of the metals it sells. The Company's metals processing services include leveling, blanking, slitting, shape cutting, sawing, precision plate sawing and shearing, all to customer specifications. Such services save time, labor and expense for customers and reduce their overall manufacturing costs. During 1996, the Company's metals service centers handled approximately 3,100 transactions per business day, with an average revenue of $990 per transaction. Reliance's computerized order entry system and flexible production scheduling enable the Company to fill an order generally within 24 hours after receipt.


     According to estimates by industry sources, in calendar 1996, the entire United States metals distribution industry (steel and other metals) had over $40 billion in revenues. Historically, in the United States (based on tonnage), approximately 30% of carbon industrial steel products, 45% of all stainless steel produced in the United States and 35% of the aluminum sold in the mill/distributor shared markets (which excludes that sold for aluminum cans, among other things) were sold through as many as 3,400 intermediate steel processors and metals service centers, making such processors and service centers the largest category of customers of domestic steel and other metals producers. The Company believes that the metals service center industry will continue to increase its role as a valuable intermediary between primary metal producers and end users, primarily as a result of (i) the refocus by metal producers towards sales efforts on larger end users to increase production efficiency and (ii) increased demand by end users for outsourced metals processing, just-in-time inventory management and the other value-added materials management services of metals distributors. See "Business -- Industry Overview."


COMPETITIVE STRENGTHS


     Since its inception in 1939, the Company has had a history of profitability including during periods of difficult business environments for metals service centers. The Company's growth can be attributed to a combination of acquisitions and internal expansion. Underlying its pursuit of growth has been a commitment to enhancing shareholder value through increased earnings, dividends, and share repurchases. The Company believes that it is well positioned to further enhance shareholder value by focusing on its competitive strengths which include:

     - MAINTAINING AN ENTREPRENEURIAL ENVIRONMENT. The Company believes that its decentralized management and operational structure, which emphasizes a high degree of autonomy for each of its geographically diverse operations, has contributed significantly to increased profitability and has helped to create an entrepreneurial environment as it has enabled managers to run their operations with a greater sense of ownership. Reliance's managers are responsible for the profitability and growth of their respective operating units, with a significant portion of their annual compensation tied to the financial performance of their particular units. The Company believes that its management and operational structure provides incentives to division and subsidiary managers to focus on pursuing profitable growth opportunities, attaining financial objectives and delivering superior customer service. See "Business -- Business Strategy."

     - CUSTOMER, PRODUCT AND GEOGRAPHIC DIVERSITY. Unlike many flat-roll processors who specialize in serving a limited number of customers with a large volume of processed carbon steel sheet, Reliance processes and distributes a wide variety of metal products to more than 33,000 customers. In 1996, Reliance's metals service centers' average order size was approximately $990, no customer represented more than 1% of the Company's sales, and no single industry had a significant impact on the Company's results. In addition, as a result of its successful acquisition program, over the past three years, the Company has greatly expanded its geographic reach, which currently enables it to serve customers throughout the United States. Such diversification reduces the Company's exposure to the financial or economic variability of any particular customer group or geographic region. The Company's recent acquisitions of AMI Metals, Inc., Amalco Metals, Inc. and Service Steel Aerospace Corp. further increased the Company's diversification. See
       "Business -- Business Strategy" and "-- Customers."

     - PROVIDING SUPERIOR SERVICE AND PRODUCTS. Reliance believes that it has a number of competitive advantages that distinguish the Company from its competition, including the speed and the range of service it provides, as well as the size and variety of its inventory. By maintaining a decentralized management structure and providing local management with significant operational control, Reliance believes its service centers are able to react quickly to changes in local markets and customer demands. According to a prominent industry survey, Reliance has ranked as the #1 service center company in the United States in terms of overall customer service in each of the last two years.

     - IDENTIFYING ACCRETIVE ACQUISITIONS. The Company has a long history of growth through acquisitions. In the last five years, Reliance has invested over $250 million to start or acquire 19 business units, making it one of the most active consolidators in the metals service center industry. Reliance's senior management team seeks businesses that are immediately accretive to earnings and strategically positioned to diversify or enhance its customer base, product availability and/or geographic coverage. Reliance has historically been very successful at improving the sales and profitability of its acquired companies through the utilization of its purchasing power, access to lower-cost capital and operating knowledge, while generally retaining the acquired company's management team. Reliance believes that opportunities for further growth by acquisition exist because of the highly fragmented nature of the industry, which consists of many small, privately-owned businesses that lack the diversity, experience, access to lower-cost capital and successful operating techniques of the Company. See "Business -- Business Strategy."

ACQUISITIONS

     Since its initial public offering in September 1994, Reliance has successfully completed and integrated five significant acquisitions, which are summarized below. The annual net sales figures set forth below may not be indicative of future results.

     1995


     - AMERICAN STEEL, L.L.C. American Steel, L.L.C. ("American Steel") (50% interest) operates five carbon steel service centers in the Pacific Northwest and the Central Valley of California, which generated annual net sales in the year ended December 31, 1996 of $179 million. The Company strengthened its position in the Pacific Northwest as a result of this acquisition.


     1996


     - CCC STEEL, INC. CCC Steel, Inc. ("CCC Steel") is one of the largest distributors of structural steel in the western United States and generated annual net sales of $57 million in its year ended December 31, 1996.



     - SISKIN STEEL & SUPPLY COMPANY, INC. Siskin Steel & Supply Company, Inc. ("Siskin") operates four full-line metals service centers in the southeastern United States, which generated annual net sales of $151 million in its fiscal year ended June 30, 1996. This acquisition established the Company's position in the region and significantly improved the Company's geographic diversification.


     1997


     - AMI METALS, INC. AMI Metals, Inc. ("AMI") operates six metals service centers spanning the United States, which generated annual net sales of $77 million in its fiscal year ended February 28, 1997 from processing and distributing aluminum products primarily for the aerospace industry.



     - AMALCO METALS, INC. Amalco Metals, Inc. ("Amalco") operates one metals service center in the San Francisco area that specializes in precision cut aluminum plate and sheet products for the electronics industry and that generated annual net sales of $26 million in its fiscal year ended April 30, 1997.


RECENT DEVELOPMENTS


     - SSA. On October 1, 1997, the Company acquired 100% of the outstanding common stock of Service Steel Aerospace Corp. ("SSA") for $26 million in cash and repayment of $13.9 million in debt. SSA operates metals service centers in Tacoma, Washington; North Canton, Ohio; and Long Beach, California. SSA specializes in stainless and alloy specialty steel products for the aerospace industry, thereby expanding the Company's position in this growing industry. SSA's annual net sales in its year ended December 31, 1996 were $43 million.



     - PHOENIX. On October 8, 1997, the Company announced that it has agreed in principle to acquire all of the outstanding capital stock of Phoenix Metals Company ("Phoenix"), subject to negotiation of a definitive agreement and successful completion of due diligence. Phoenix operates metals service centers specializing in non-ferrous products in Birmingham, Alabama; Atlanta, Georgia; Charlotte, North Carolina; and Tampa, Florida. The Company believes that the acquisition of Phoenix, which in its fiscal year ended February 28, 1997 had annual net sales of $112 million, would enhance the Company's position in the southeastern United States and complement Siskin's range of products.


GENERAL

     Reliance was incorporated in California on February 3, 1939. Unless the context otherwise requires, all references to the term "Company" include Reliance and its subsidiaries. The Company's principal executive offices are located at 2550 East 25th Street, Los Angeles, California 90058, and its telephone number is (213) 582-2272.

                                  THE OFFERING


Common Stock offered by:
  The Company....................................  3,100,000(1)
  The Selling Shareholders.......................  200,000
                                                   -----------
          Total..................................  3,300,000(1)
Total shares to be outstanding after the
  Offering:......................................  18,309,858(1)(2)
Use of Proceeds:.................................  To repay approximately $67 million in debt incurred in connection with acquisitions,
                                                   to fund potential acquisitions and capital
                                                   expenditures and to fund general working
                                                   capital purposes. See "Use of Proceeds."
Dividend Policy:.................................  The Company intends to continue to pay regular cash dividends on a quarterly
                                                   basis at the annual rate of $0.14 per
                                                   share, so long as funds are available
                                                   therefor and not required for the
                                                   business. The Company intends to continue
                                                   to consider the payment of an annual
                                                   special dividend. See "Dividend Policy."
NYSE Symbol......................................  RS


---------------

(1) Does not include up to 495,000 shares of Common Stock to be sold if the Underwriters exercise the over-allotment option granted by the Company. See "Underwriting."


(2) Does not include options to acquire 1,066,250 shares of Common Stock that are authorized, of which options to acquire 379,850 shares were outstanding as of September 30, 1997.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)


     Set forth below are selected summary financial and operating data of the Company as of and for the years ended December 31, 1992 through 1996, and as of and for the nine months ended September 30, 1996 and 1997, which have been derived from the Company's financial statements for those years and periods. The financial data for the years 1992 through 1996 have been derived from the audited financial statements of the Company. Financial data for the nine months ended September 30, 1996 and 1997 are unaudited. In the opinion of management, the unaudited interim financial data include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in, and incorporated by reference into, this Prospectus.



                                                                                                         NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                                            ------------------------------------------------------     ---------------------
                                              1992       1993       1994       1995         1996         1996         1997
INCOME STATEMENT DATA:
  Net sales...............................  $345,702   $371,207   $446,866   $561,341(1)  $653,975(1)  $475,657(1)  $699,651(1)
  Cost of sales...........................   271,070    287,090    344,705    432,059      492,199      361,858      541,094
                                            --------   --------   --------   --------     --------     --------     --------
  Gross profit............................    74,632     84,117    102,161    129,282      161,776      113,799      158,557
  Warehouse, delivery, selling, general
    and administrative expenses(2)........    64,026     68,738     77,638     94,609      118,089       80,749      117,184
                                            --------   --------   --------   --------     --------     --------     --------
  Income from operations..................    10,606     15,379     24,523     34,673       43,687       33,050       41,373
  Other income (expense):
    Interest expense......................    (2,543)    (2,329)    (2,120)    (1,595)      (3,940)      (2,045)      (7,807)
    Other income..........................     3,092(3)   1,921(3)   1,799(3)   2,318(3)     4,464        3,768        2,678
  Equity in earnings (losses) of 50%-owned
    company and joint venture.............     1,788(4)     (38)        48      3,199        5,340        3,532        3,675
                                            --------   --------   --------   --------     --------     --------     --------
  Income before income taxes..............    12,943     14,933     24,250     38,595       49,551       38,305       39,919
  Income taxes............................    (5,370)    (5,701)    (9,840)   (15,893)     (19,761)     (15,722)     (16,207)
                                            --------   --------   --------   --------     --------     --------     --------
  Net income..............................  $  7,573   $  9,232   $ 14,410   $ 22,702     $ 29,790     $ 22,583     $ 23,712
                                            ========   ========   ========   ========     ========     ========     ========
  Earnings per share(5)...................  $   0.67   $   0.82   $   1.14   $   1.45     $   1.90     $   1.44     $   1.54
                                            ========   ========   ========   ========     ========     ========     ========
  Weighted average common shares
    outstanding(5)........................    11,342     11,282     12,624     15,591       15,680       15,669       15,403
OTHER DATA:
  Depreciation expense....................  $  3,513   $  3,628   $  4,290   $  5,208     $  8,464     $  5,773     $  9,277
  Capital expenditures....................     7,302     10,092      9,510      7,867       21,395       16,082       19,159
  Cash dividends per share(5).............  $   0.09   $   0.10   $   0.10   $   0.10     $   0.12     $   0.10     $   0.13
BALANCE SHEET DATA:
  Working capital.........................  $ 44,396   $ 60,790   $ 84,490   $100,731     $136,765     $100,805     $177,571
  Total assets............................   145,416    163,369    199,421    260,473      391,176      284,630      505,233
  Long-term debt..........................    19,600     37,989      8,532     30,350      107,450       40,450      179,350
  Shareholders' equity....................    83,446     90,101    149,983    163,917      192,642      185,750      209,253


---------------


(1) Does not include consolidated revenues of $178.9 million, $86.4 million, $139.0 million and $136.7 million for American Steel for the twelve months ended December 31, 1996, the period July 1 to December 31, 1995, and the nine months ended September 30, 1997 and 1996, respectively, as this 50% investment is accounted for by the equity method, whereby the Company includes 50% of American Steel's consolidated earnings in the Company's net income and earnings per share amounts.


(2) Includes depreciation and amortization amounts.

(3) Includes income received from rental agreements with and administrative services provided to FRLP (defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations"), which was dissolved effective September 30, 1995.

(4) Includes approximately $3,100 related to a one-time LIFO reserve reduction resulting from the contribution of inventory to a joint venture, 50% of which was owned by the Company, effective January 1, 1992.

(5) Amounts have been retroactively adjusted to reflect the March 1993 5% stock dividend, to reflect the 2:1 stock split effective May 1994, and to reflect the June 1997 3:2 stock split.

                                  RISK FACTORS

     This Prospectus and certain of the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. Statements in this Prospectus regarding future financial performance and other statements containing the words "expect," "believe," "anticipate," "project," "estimate," "predict," "intend" and similar expressions are forward-looking statements. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating an investment in the Company, prospective investors should consider the following factors, along with other information in the Prospectus, including the financial statements and notes, before investing in the Common Stock:

IMPACT OF CHANGING METAL PRICES ON THE COMPANY'S
RESULTS OF OPERATIONS

     The Company's principal products are carbon steel, aluminum, and stainless steel. The metals industry is highly cyclical in nature, and the respective prices that the Company may pay for metals and the prices that the Company may charge for its products, will be influenced by a variety of factors that are not in the Company's control, including general economic conditions (both domestic and international), competition, production levels, import duties and other trade restrictions, and currency fluctuations. Changing prices of metals may cause the Company's sales and results of operations to fluctuate. The Company has no long-term, fixed-price metals purchase contracts, but purchases at prevailing market prices at the time the Company places orders, with appropriate discounts for quantity purchases. Reliance generally does not enter into fixed-price sales contracts with customers for periods longer than three months. The change in the Company's effective cost of metals and competitive conditions will affect the Company's prices to its customers and, accordingly, the Company's net sales and net income. The diversity of the Company's products reduces the Company's dependence upon and the effect of fluctuations in any individual segment of the metals industry. The Company does not expect that changing prices will have a material adverse effect on the Company's results of operations, financial condition or liquidity. See "Business -- Suppliers" and "Business -- Customers."

CYCLICAL DEMAND FOR COMPANY PRODUCTS

     Many of the Company's products are sold to industries that experience significant fluctuations in demand based on economic conditions, energy prices, or other factors beyond the control of the Company. Because the Company offers more than 20,000 different products to more than 33,000 customers operating in a variety of industries and geographic regions, the Company believes that such fluctuations in individual industries or regions will not significantly impact the Company's performance. No assurance can be given, however, that the Company will be able to increase or maintain its level of sales or profitability in periods of economic stagnation or downturn. See "Business -- Customers."

COMPETITION

     The principal markets served by the Company are highly competitive. Competition is based principally on price, service, production, inventory availability and delivery scheduling. Some of the Company's competitors may have greater financial resources than the Company. See "Business -- Competition."

DEPENDENCE ON SUPPLIERS

     The Company's strategy for growth by expansion of its existing operations and by acquisitions is based in part upon its ability to purchase sufficient metals at competitive prices. The Company believes that the announced capacity by producers of steel, aluminum, and other metals will be sufficient to meet the Company's projected needs. However, no assurance can be given that sufficient quantities of the necessary metals will be available at competitive prices. See "Business -- Suppliers."

DEPENDENCE ON KEY PERSONNEL

     Although the Company has purposefully trained successors to its key officers and employees, the success of the Company's business may be dependent on the continued services of key personnel, none of whom has an employment agreement with the Company. By virtue of the Company's operating style, the loss of any of these individuals could have an adverse impact on the operations or financial condition of the Company. Moreover, there can be no assurance that the Company will be able to attract and retain additional qualified personnel when needed.

SHARES ELIGIBLE FOR PUBLIC SALE


     The market price of the Company's Common Stock could be adversely affected by the sale of shares of the Common Stock owned by the Company's existing shareholders. Certain existing shareholders, officers and directors of the Company, who together own 6,547,173 shares of the Company's Common Stock, have agreed, subject to certain exceptions, not to sell any such shares until the expiration of 180 days following the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.


OWNERSHIP BY PRINCIPAL SHAREHOLDERS

     After giving effect to this offering (but without giving effect to the exercise of any options, including the over-allotment option), William T. Gimbel and his immediate family will own 13.3% of the outstanding shares of Common Stock and his sister, Florence Neilan, will own 15.3% of the outstanding shares of Common Stock. As a result, these shareholders may have the ability to control substantially all matters requiring approval of shareholders.

SUITABLE ACQUISITION CANDIDATES

     The Company's growth has been the result primarily of its ability to acquire strategic businesses economically and make them profitable divisions or subsidiaries of the Company. There is no assurance that suitable acquisition candidates will continue to be available or, if they are, that the Company will have sufficient qualified personnel and financial resources available when needed to complete successfully any acquisition and integration of these businesses into Reliance's operations. Moreover, the additional indebtedness incurred to pay for the acquisitions, if any, could adversely affect the Company's liquidity and financial strength. See "Business -- Business Strategy."

REGULATORY MATTERS

     The Company's operations are regulated by federal, state and local regulatory authorities. Although the Company believes that it is and has been in substantial compliance with applicable laws and regulations, there is no assurance that regulations will not be changed in the future in a manner that would place significant constraints upon the Company's operations or make such operations prohibitively expensive or physically impossible. The Company does not expect that any such environmental matters will have a material adverse impact on the Company's results of operations, financial condition or liquidity. See "Business -- Government Regulation."

PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, no par value, with the rights, preferences, privileges and restrictions thereof to be determined by the Company's Board of Directors, without a vote of the holders of Common Stock. Rights could be granted to holders of Preferred Stock that could reduce the attractiveness of the Company as a potential takeover target, make the removal of management more difficult or adversely affect the rights of holders of Common Stock. No Preferred Stock is currently outstanding, and the Company has no present intention to issue any. In addition, the Company's staggered Board of Directors may discourage unsolicited take-over bids by third parties.

                                USE OF PROCEEDS


     The net proceeds to the Company from the offering of the Shares are expected to total approximately $80.5 million ($93.4 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts, commissions and estimated offering expenses, based on an assumed sale price to the public of $27 1/2 per share, which was the closing sale price per share of the Common Stock on November 3, 1997, as reported on the NYSE Composite tape.



     The net proceeds to the Company will be used to repay debt incurred in connection with recent acquisitions, to fund potential acquisitions and capital expenditures and for working capital and general corporate purposes. The debt was initially incurred on the Company's revolving bank line of credit, which provided up to $125 million to the Company, and has been refinanced into a new syndicated credit facility which provides up to $200 million to the Company. As of the date of this Prospectus, the Company had drawn down approximately $67 million of this syndicated line of credit, which bears interest at variable rates based on the bank's reference rate, the rate payable on certificates of deposit or an offshore rate, depending on the Company's election. The Company expects that, after the offering, the Company will have minimal bank debt outstanding, and certain other debt. See Note 4 of Notes to Consolidated Financial Statements. The current interest rates payable by the Company on its outstanding borrowings on the prior line of credit ranged from 6.025% to 6.15%, with an interest rate under the syndicated credit facility of 5.625% on current borrowings. The syndicated credit facility matures on October 22, 2002.


     The Company from time to time engages in discussions or negotiations regarding acquisitions and may enter into understandings, arrangements or agreements, written or oral, regarding the acquisition of one or more companies. The Company is negotiating with a possible acquisition candidate at the present time. The Company expects to use a portion of the proceeds from this offering to fund such acquisitions. On October 8, 1997, the Company announced that it had reached an agreement in principle to acquire 100% of the outstanding capital stock of Phoenix, subject to negotiation of a definitive agreement and successful completion of due diligence. If this transaction is consummated, the Company expects that a portion of the net proceeds, if any remain after repayment of the debt, will be used to pay the purchase price.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company (in thousands, except share amounts) as of September 30, 1997. This table does not reflect the SSA acquisition on October 1, 1997 or the proposed Phoenix acquisition announced on October 8, 1997. The Company acquired SSA for a purchase price of $26 million and repaid $13.9 million in debt. The Company, subject to negotiation of a definitive agreement and successful completion of due diligence, has agreed in principle to purchase the outstanding common stock of Phoenix.



                                                                       SEPTEMBER 30, 1997
                                                                   ---------------------------
                                                                    ACTUAL      AS ADJUSTED(1)
Current Portion of Long-term Debt................................  $    100        $    100
Long-term Debt...................................................   179,350          98,863
                                                                   --------        --------
          Total Debt.............................................   179,450          98,963
Shareholders' Equity:
  Preferred Stock
     Authorized Shares -- 5,000,000
     Issued and outstanding -- None
  Common Stock:
     Authorized Shares -- 20,000,000
     Issued and outstanding shares -- 15,209,858 actual;
       18,309,858 as adjusted....................................    61,898         142,386
  Retained Earnings..............................................   147,355         147,355
                                                                   --------        --------
          Total Shareholders' Equity.............................   209,253         289,741
                                                                   --------        --------
          Total Capitalization...................................  $388,703        $388,703
                                                                   ========        ========


---------------


(1) Adjusted to reflect the sale of 3,100,000 Shares offered by the Company hereby at an assumed offering price of $27 1/2 per share based on the closing sale price on November 3, 1997 and the anticipated use of estimated net proceeds therefrom, but excludes the sale of Shares issuable upon exercise of the over-allotment option. See "Use of Proceeds."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the NYSE under the symbol "RS." The following table sets forth the high and low reported sale prices of the Common Stock on the NYSE Composite Tape for the calendar quarters indicated.


                                                                     HIGH*       LOW*
                                                                     ------     ------
        1995
          1st Quarter..............................................  $ 9.50     $ 7.58
          2nd Quarter..............................................    9.92       7.92
          3rd Quarter..............................................   13.33       9.75
          4th Quarter..............................................   13.83      11.00
        1996
          1st Quarter..............................................   16.43      12.00
          2nd Quarter..............................................   26.00      15.42
          3rd Quarter..............................................   25.50      21.17
          4th Quarter..............................................   27.08      22.83
        1997
          1st Quarter..............................................   23.17      17.58
          2nd Quarter..............................................   26.25      19.58
          3rd Quarter..............................................   32.63      25.63
          4th Quarter (through November 3, 1997)...................   29.75      26.50


---------------

* Adjusted to reflect the 3:2 stock split in June 1997.


     On November 3, 1997, the last sale price of the Common Stock as reported on the NYSE was $27 1/2 per share. As of October 8, 1997, there were 294 holders of record of the Common Stock.


                                DIVIDEND POLICY

     The Company has paid quarterly cash dividends on its Common Stock for approximately 37 years. In 1995, the Company paid quarterly cash dividends at the rate of $0.017 per share and paid a special annual dividend of $0.03 per share. In 1996, the Company paid regular quarterly cash dividends at the rate of $0.02 per share and paid a special annual dividend of $0.04 per share. In May 1997, the Company announced that the quarterly dividends for the remainder of 1997 would be $0.035 per share. The Company paid a special annual dividend of $0.05 per share in 1997. From time to time, the Company has also paid stock dividends. Most recently, the Company effected a 3:2 stock split in June 1997.

     The Company currently intends to continue paying regular quarterly cash dividends at the annual rate of $0.14 per share and may pay special annual dividends as it has done for the last six years, but the Board of Directors may reconsider or revise this policy from time to time based on conditions then existing, including the Company's earnings, financial condition and capital requirements, as well as other factors the Board of Directors may deem relevant. It is likely that the Board of Directors will continue to declare and pay dividends in the future, provided that earnings are legally available for dividends, but the Board also intends to continue its present policy of retaining a portion of earnings for reinvestment in the operations of the Company and the expansion of its business. The Company can give no assurance, however, that either cash or stock dividends will be paid in the future, or that, if paid, the dividends will be at the same amount or frequency as paid in the past.


     The private placement debt agreements for the senior unsecured notes contain covenants which, among other things, require the maintenance of a minimum net worth that may restrict the Company's ability to pay dividends. In addition, the syndicated line of credit agreement would limit cash dividends payable by the Company to not more than 25% of the Company's net income for the immediately preceding fiscal year commencing in 1998. Since its initial public offering in September 1994, the Company has paid between 6% and 8% of its earnings to its shareholders as dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)


     Set forth below are selected summary financial and operating data of the Company as of and for the years ended December 31, 1992 through 1996, as of and for the nine months ended September 30, 1996 and 1997, which have been derived from the Company's financial statements for those years and periods. The financial data for the years 1992 through 1996 have been derived from the audited financial statements of the Company. Financial data for the nine months ended September 30, 1996 and 1997 are unaudited. In the opinion of management, the unaudited interim financial data include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in, and incorporated by reference into, this Prospectus.



                                                                                                       NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                    ------------------------------------------------------------     ---------------------
                                      1992         1993         1994         1995         1996         1996         1997
INCOME STATEMENT DATA:
  Net sales........................ $345,702     $371,207     $446,866     $561,341(1)  $653,975(1)  $475,657(1)  $699,651(1)
  Cost of sales....................  271,070      287,090      344,705      432,059      492,199      361,858      541,094
                                    --------     --------     --------     --------     --------     --------     --------
  Gross profit.....................   74,632       84,117      102,161      129,282      161,776      113,799      158,557
  Warehouse, delivery, selling,
    general and administrative
    expenses(2)....................   64,026       68,738       77,638       94,609      118,089       80,749      117,184
                                    --------     --------     --------     --------     --------     --------     --------
  Income from operations...........   10,606       15,379       24,523       34,673       43,687       33,050       41,373
  Other income (expense):
    Interest expense...............   (2,543)      (2,329)      (2,120)      (1,595)      (3,940)      (2,045)      (7,807)
    Other income...................    3,092(3)     1,921(3)     1,799(3)     2,318(3)     4,464        3,768        2,678
  Equity earnings (losses) of 50%-
    owned company and joint
    venture........................    1,788(4)       (38)          48        3,199        5,340        3,532        3,675
                                    --------     --------     --------     --------     --------     --------     --------
  Income before income taxes.......   12,943       14,933       24,250       38,595       49,551       38,305       39,919
  Income taxes.....................   (5,370)      (5,701)      (9,840)     (15,893)     (19,761)     (15,722)     (16,207)
                                    --------     --------     --------     --------     --------     --------     --------
  Net Income....................... $  7,573     $  9,232     $ 14,410     $ 22,702     $ 29,790     $ 22,583     $ 23,712
                                    ========     ========     ========     ========     ========     ========     ========
  Earnings per share(5)............ $   0.67     $   0.82     $   1.14     $   1.45     $   1.90     $   1.44     $   1.54
                                    ========     ========     ========     ========     ========     ========     ========
  Weighted average common shares
    outstanding(5).................   11,342       11,282       12,624       15,591       15,680       15,669       15,403
OTHER DATA:
  Depreciation expense............. $  3,513     $  3,628     $  4,290     $  5,208     $  8,464     $  5,773     $  9,277
  Capital expenditures.............    7,302       10,092        9,510        7,867       21,395       16,082       19,159
  Cash dividends per share(5)...... $   0.09     $   0.10     $   0.10     $   0.10     $   0.12     $   0.10     $   0.13
BALANCE SHEET DATA:
  Working capital.................. $ 44,396     $ 60,790     $ 84,490     $100,731     $136,765     $100,805     $177,571
  Total assets.....................  145,416      163,369      199,421      260,473      391,176      284,630      505,233
  Long-term debt...................   19,600       37,989        8,532       30,350      107,450       40,450      179,350
  Shareholders' equity.............   83,446       90,101      149,983      163,917      192,642      185,750      209,253


------------------------


(1) Does not include consolidated revenues of $178.9 million, $86.4 million, $139.0 million and $136.7 million for American Steel for the twelve months ended December 31, 1996, the period July 1 to December 31, 1995, and the nine months ended September 30, 1997 and 1996, respectively, as this 50% investment is accounted for by the equity method, whereby the Company includes 50% of American Steel's consolidated earnings in the Company's net income and earnings per share amounts.


(2) Includes depreciation and amortization amounts.

(3) Includes income received from rental agreements with and services provided to FRLP (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operation"), which was dissolved effective September 30, 1995.

(4) Includes approximately $3,100 related to a one-time LIFO reserve reduction resulting from the contribution of inventory to a 50%-owned joint venture effective January 1, 1992.

(5) Amounts have been retroactively adjusted to reflect the March 1993 5% stock dividend, the 2:1 stock split effective May 1994, and the June 1997 3:2 stock split.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.

OVERVIEW


     During 1996 and the first nine months of 1997, the results for the Company's core metals service centers improved from 1995, although the Company experienced pricing pressures for many of its products, particularly nonferrous and stainless steel products. Sales prices to customers decreased because of the lower costs of those materials. Competitive pricing pressures caused the Company's gross profit margins on a first-in, first-out basis, to be lower for those products in 1996 and the first nine months of 1997 compared to 1995. The Company believes its results have been less sensitive to the economic trends affecting the industry because its operations are geographically diversified, it has a wide range of products, and its customer base and the industries to which it sells are highly diversified.


     Reliance's diversification and financial performance have benefited from several significant acquisitions during the reported periods, each of which has been immediately accretive to earnings. See "Business -- Business Strategy." Additionally, the Company's successful efforts to continue to expand through strategic acquisitions and to increase its physical capacities through capital expenditure programs have enabled it to lessen the impact of regional economic recessions on the overall results of its operations. Management believes that the Company is positioned to take full advantage of improved economic environments, while at the same time it is poised to operate efficiently in less favorable economies because of its tight cost controls, high inventory turnover and diversification.

RECENT DEVELOPMENTS


     On October 8, 1997, the Company announced that it has agreed in principle to acquire all of the outstanding capital stock of Phoenix, subject to negotiation of a definitive agreement and successful completion of due diligence. Phoenix operates metals service centers specializing in non-ferrous products in Birmingham, Alabama; Atlanta, Georgia; Charlotte, North Carolina; and Tampa, Florida. The Company believes that the acquisition of Phoenix, which for the twelve months ended February 28, 1997 had annual net sales of $112 million, would enhance the Company's position in the southeastern United States and complement Siskin's range of products. The acquisition of SSA was funded by borrowings under the Company's revolving line of credit in October 1997.



     On October 1, 1997, the Company acquired 100% of the outstanding shares of SSA, which is a metals service center with facilities located in Tacoma, Washington; North Canton, Ohio; and Long Beach, California. SSA specializes in stainless and alloy specialty steels for the aerospace industry. SSA's net sales for the twelve months ended December 31, 1996 were $43 million. The Company paid $26 million in cash, which is subject to certain post-closing adjustments, and repaid $13.9 million of SSA's debt.

RESULTS OF OPERATIONS


     The following table sets forth certain income statement data for the Company's metals service centers and Valex Corp. ("Valex") for each of the years in the three-year period ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997 (dollars are shown in millions and certain amounts may not calculate due to rounding):



                                                                                     SEPTEMBER 30,      SEPTEMBER 30,
                                 1994               1995               1996               1996               1997
                           ----------------   ----------------   ----------------   ----------------   ----------------
                                  % OF NET           % OF NET           % OF NET           % OF NET           % OF NET
                            $       SALES      $       SALES      $       SALES      $       SALES      $       SALES
                           ----   ---------   ----   ---------   ----   ---------   ----   ---------   ----   ---------
Net sales:
  Metals service
    centers..............  $417      93.4%    $520      92.7%    $608      92.9%    $438      92.0%    $672      96.0%
  Valex Corp.............    29       6.6       41       7.3       46       7.1       38       8.0       28       4.0
                           ----     -----     ----     -----     ----     -----     ----     -----     ----     -----
    Total sales..........   447     100.0      561     100.0      654     100.0      476     100.0      700     100.0
Gross profit:
  Metals service
    centers..............    93      20.8      116      20.7      145      22.2      100      21.1      150      21.4
  Valex Corp.............     9       2.1       13       2.3       16       2.5       14       2.9        9       1.3
                           ----     -----     ----     -----     ----     -----     ----     -----     ----     -----
    Total gross
      profit:............   102      22.9      129      23.0      162      24.7      114      23.9      159      22.7
Operating expenses:
  Metals service
    centers..............    72      16.0       87      15.5      108      16.5       73      15.4      111      15.9
  Valex Corp.............     6       1.3        8       1.4       10       1.5        8       1.6        6        .8
                           ----     -----     ----     -----     ----     -----     ----     -----     ----     -----
    Total operating
      expenses...........    78      17.4       95      16.9      118      18.0       81      17.0      117      16.7
Income from operations:
  Metals service
    centers..............    21       4.7       29       5.2       37       5.7       27       5.7       39       5.5
  Valex Corp.............     3        .8        5        .9        6       1.0        6       1.3        3        .4
                           ----     -----     ----     -----     ----     -----     ----     -----     ----     -----
    Total operating
      income:............  $ 25       5.5%    $ 35       6.1%    $ 44       6.7%    $ 33       6.9%    $ 41       5.9%
                           ====     =====     ====     =====     ====     =====     ====     =====     ====     =====
FIFO income from
  operations.............  $ 26       5.8%    $ 44       7.8%    $ 38       5.9%    $ 31       6.5%    $ 44       6.3%
                           ====     =====     ====     =====     ====     =====     ====     =====     ====     =====



     Substantially all inventories for the Company's metals service centers have been stated on the last-in, first-out ("LIFO") method. The Company uses the LIFO method of inventory valuation for these inventories because it results in a better matching of costs and revenues. Under the LIFO method, the effect of suppliers' price increases or decreases is reflected directly in the cost of goods sold. During periods of increasing prices of metals, which the Company is currently experiencing, LIFO accounting will cause reported income to be lower than would otherwise result from the use of the first-in, first-out ("FIFO") method of inventory valuation. Since AMI Metals, Inc. ("AMI") purchases the majority of its inventory for specific customer orders, the FIFO method is used because it more appropriately matches revenues and costs. The table above includes income from operations and the discussions which follow include analysis as if the Company used the FIFO method. This information is for supplementary purposes only in order to facilitate a comparison of the Company's results of operations with those of other similar companies who use the FIFO method. Inventories for Valex have been stated on the FIFO method.



NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996



     Consolidated net sales increased $224.0 million, or 47.1%, compared to the first nine months of 1996. The increase in metals service centers' net sales of $233.9 million, or 53.4%, was due primarily to the inclusion of sales from CCC Steel, Inc. ("CCC Steel"), which was acquired on April 3, 1996; from Siskin Steel & Supply Company, Inc. ("Siskin"), which was acquired on October 1, 1996; from AMI, which was acquired on April 2, 1997; and from Amalco Metals, Inc. ("Amalco"), which was acquired on April 30, 1997 (collectively, the "Acquisitions"). The sales increase reflects an increase of 69.4% in tons sold which was offset by a decrease in the average sales price per ton of 8.5% for the first nine months of 1997 compared to the corresponding period of 1996. The increase in tons sold was primarily due to the inclusion of the sales of the Acquisitions; however, excluding the sales of the Acquisitions, metals service centers reported a 9.2% increase in tons sold in the first nine months of 1997 as compared to the same period of 1996. The average selling price has decreased in response to changes in product mix, with CCC Steel and Siskin adding sales of carbon steel products which typically have lower selling prices than most of the Company's other products, which was offset in 1997 by adding AMI and Amalco's sales of certain alloy aluminum products, which generally have higher selling prices than most of the Company's other products. Excluding sales of the Acquisitions, the average selling price decreased by 2.1% in the 1997 period compared to 1996, primarily due to lower selling prices for common alloy aluminum and stainless steel products during the 1997 period.



     Net sales of Valex decreased to $28.0 million in the first nine months of 1997, compared to $37.8 million in the same period of 1996. The decrease in Valex's sales was due to the slowdown in the construction activities of the semiconductor manufacturing industry which began in the second half of 1996. Signs of a slight improvement in the semiconductor manufacturing industry have been seen during each of the second and third calendar quarters of 1997, as compared to the second half of 1996.



     Included in other income for the first nine months of 1997 is a net gain of $1.0 million realized on the sale of real property at the Santa Clara, California location. Included in the first nine months of 1996 is a net gain of $1.5 million realized on the sale of real property near Los Angeles.



     Total gross profit increased $44.8 million, or 39.3%, in the first nine months of 1997 compared to the first nine months of 1996. Expressed as a percentage of sales, gross profit decreased from 23.9% in the 1996 period to 22.7% in the 1997 period. The decrease was primarily due to declining margins for Valex and the change in LIFO. The LIFO reserve increased $2.9 million during the first nine months of 1997 due to increased costs and quantities of certain of the Company's raw materials for 1997, especially heat treated aluminum products. During the 1996 period, LIFO had the reverse effect, decreasing by $2.2 million. This resulted in additional costs in the 1997 period and increased margin in the 1996 period. On a FIFO basis, gross profit for the metals service centers remained relatively constant at 22.7% of sales for the first nine months of 1997, and 22.4% for the first nine months of 1996. Valex's gross profit of $8.8 million for the 1997 period decreased 35.7% from the same period of 1996 and, as a percentage of sales, decreased from 36.0% to 31.3%. The decreases were due to lower sales volume, a more competitive sales environment and increased customer demand for certain lower margin products experienced in the first nine months of 1997, as compared to the first nine months of 1996.



     Warehouse, delivery, selling and general and administrative expenses increased $32.9 million, or 43.9%, in the first nine months of 1997 compared to the corresponding period of 1996 and constituted 15.4% and 15.8% of sales for each respective period. The dollar increase in expenses reflects the increase in sales volume for the 1997 period, which includes the sales and related expenses of the Acquisitions.



     Depreciation and amortization expense increased 60.7% during the nine months ended September 30, 1997 compared to the corresponding period of 1996. This increase is primarily due to the inclusion of depreciation expense, along with the amortization of goodwill, related to the Acquisitions.



     Interest expense increased by $5.8 million due to increased borrowings during the first nine months of 1997 to fund the Acquisitions, as compared to the corresponding period of 1996.



     The effective income tax rate increased from 39.9% in 1996 to 40.6% in 1997, mainly due to the increased amortization of goodwill from the Acquisitions and an increase in the effective state tax rate resulting from the change in sales mix due to the 1997 acquisitions.



     Earnings per share for the nine month periods ended September 30, 1997 and 1996 of $1.54 and $1.44, respectively, includes $.04 and $.06 per share, respectively, attributable to the sale of the real property in each of those periods.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995 (SHARE AND PER SHARE AMOUNTS HAVE BEEN RETROACTIVELY ADJUSTED TO REFLECT THE JUNE 1997 3:2 STOCK SPLIT)

     Consolidated net sales increased $92.6 million, or 16.5%, for the year 1996 compared to 1995. The increase in metals service centers' net sales of $87.4 million, or 16.8%, reflects an increase in tons sold of 52.0% and a decrease in the average selling price per ton of 22.6% for the 1996 period compared to 1995. These changes are primarily due to additional sales volume and a change in product mix during 1996. The 1996 sales reflect the inclusion of three months of net sales of Siskin (acquired October 1, 1996), nine months of net sales of CCC Steel (acquired April 3, 1996), and twelve months of net sales of the Los Angeles business received October 1, 1995, upon the dissolution of Feralloy Reliance Company, L.P. ("FRLP"), a joint venture in which the Company owned a 50% interest. These operations sell a significant volume of carbon steel products, which generally have lower selling prices than other products sold by the Company. The average selling prices decreased for all products for the 1996 period compared to 1995, with the most significant decreases in aluminum and stainless steel products.


     Consolidated net sales include net sales of Valex, which increased $5.2 million, or 12.7%, due to the accelerated construction activities of the semiconductor manufacturing industry in 1996 as compared to 1995. Substantially all of this increase occurred in the first half of 1996. Declining sales in the second half of 1996, as compared to the first half of 1996, were due to the slowdown in the construction activities in the semiconductor manufacturing industry. While the Company initially responded to the slowdown by reducing the Valex workforce and other costs in 1996, the Company is also positioning Valex for expected longer term growth.

     Included in other income for 1996 is a gain of $1.5 million realized on the sale of the real estate at the Bralco Metals facility near Los Angeles.

     Total gross profit increased $32.5 million, or 25.1%, compared to 1995. Expressed as a percentage of sales, gross profit increased to 24.7% for 1996, compared to 23.0% in 1995. On a FIFO basis, gross profit in 1996 for the metals service centers was 23.0% of sales, compared to 24.1% in 1995. The decline in FIFO gross profit for the metals service centers resulted primarily from declining prices for stainless steel and aluminum products during 1996. The decrease in the LIFO reserve of $5.3 million during 1996 was caused mainly by a decrease in the costs of the Company's raw materials. Valex's gross profit percentage increased to 35.6% of sales for 1996, compared to 31.7% for the 1995 year. The 1996 gross profit percentage improved from 1995 due to the increased sales volume, in the first six months of 1996, and production efficiency gains realized from recent capital improvements.

     G&A expenses increased $20.2 million, or 22.6%, for 1996 compared to 1995. These expenses represented 16.8% and 15.9% of sales in 1996 and 1995, respectively. The dollar increase in expenses reflects the increase in sales volume for the 1996 period, which includes the expenses for Siskin, CCC Steel and the Los Angeles service center received upon the dissolution of FRLP. The percentage increase includes expenses (approximately $1 million) associated with terminating the Company's defined benefit pension plan. During 1996, the Company implemented a 401(k) plan to replace its pension plan.

     Income from operations increased 26% from $34.7 million in 1995 to $43.7 million in 1996. The increase was attributable to the decrease in the current inventory replacement costs as discussed above, and the inclusion of operating income from companies acquired in 1996. Income from operations increased $7.8 million, or 26.5%, and $1.2 million, or 23.4%, in 1996, compared to 1995, for the metals service centers and Valex, respectively.

     Interest expense increased $2.3 million in 1996 compared to 1995 due to an increase in the average debt outstanding during 1996. This increase was due to funding the acquisitions of CCC Steel in April 1996 and Siskin in October 1996 through the Company's revolving credit agreement and issuance of promissory notes in connection with the Siskin acquisition.


     Equity in earnings from a 50%-owned company and joint venture increased $2.1 million in 1996 due to the acquisition of a 50% interest in American Steel, L.L.C. ("American Steel") as of July 1, 1995, resulting in twelve months of earnings included in 1996 compared to six months included in 1995. The increase was also due to the dissolution of FRLP in September 1995.


     The effective income tax rate of the Company decreased from 41.2% in 1995 to 39.9% in 1996, mainly due to a decrease in the effective state tax rate resulting from a change in the geographical sales mix when the sales of new subsidiaries were consolidated.

     Earnings per share for 1996 of $1.90 includes $0.06 per share attributable to the sale of real estate discussed above.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994 (SHARE AND PER SHARE AMOUNTS HAVE BEEN RETROACTIVELY ADJUSTED TO REFLECT THE JUNE 1997 3:2 STOCK SPLIT)

     Consolidated net sales increased $114.5 million, or 25.6%, for the year 1995 compared to 1994. These amounts include net sales of Valex, which increased $11.5 million, or 39.3%, due to the accelerated construction activities of the semiconductor manufacturing industry and Valex's increased capacity to meet demand. The increase in metals service centers' net sales of $102.9 million, or 24.6%, reflects an increase in tons sold of 8.4% and an increase in the average sales price per ton of 15.3%. For the first nine months of 1995, there was an increase in tons sold of 1% and an increase in the average sales price per ton of 23.7%. The primary reason these percentages changed during the fourth quarter was due to the additional sales of the Los Angeles business received upon the dissolution of FRLP which increased volume and reduced average sales prices, as this operation handles carbon steel products which have a lower market value than aluminum or stainless steel products. The volume increase in the metals service centers reflects a general rise in overall economic activity in the Company's market areas. The 1995 results also reflect increased costs of metals and stronger demand in most of the industries to which the Company's products are sold, as compared to 1994.

     Total gross profit increased $27.1 million, or 26.6%, in 1995 compared to 1994. Expressed as a percentage of sales, gross profit remained relatively constant at 23.0% for 1995, compared to 22.9% in 1994. On a FIFO basis, gross profit in 1995 for the metals service centers was 24.1% of sales, compared to 22.5% in 1994. The increase in the LIFO reserve of $9.0 million during 1995 was caused by an increase in the costs of the Company's metals as well as an increase in inventory quantities in response to higher sales volume and the inventory received upon the dissolution. Valex's gross profit remained substantially the same at 31.7% of sales for 1995, compared to 32.0% for 1994.

     G&A expenses increased $16.1 million, or 21.9%, for 1995 compared to 1994. These expenses represented 16.9% and 17.4% of sales in 1995 and 1994, respectively. However, the increase in expenses of 21.9% was less than the increase in sales of 25.6%, due to the Company's efforts to control costs and the fixed cost components of those expenses.

     Income from operations increased from $24.5 million in 1994 to $34.7 million in 1995, or 41.5%, because the increase in gross profit dollars from the increased sales volume exceeded the related increase in operating expenses. Income from operations increased $8.4 million, or 40.3%, and $1.7 million, or 49%, in 1995, compared to 1994, for the metals service centers and Valex, respectively.

     Interest expense decreased $0.5 million in 1995 compared to 1994 despite an increase in the average debt outstanding during the last two quarters of 1995, which was mostly offset by generally lower interest rates during that period. Proceeds from the Company's initial public offering in September 1994 were used to pay off all outstanding bank debt, which reduced average debt outstanding and interest expense during the fourth quarter of 1994. Borrowings were made in the third quarter of 1995 to fund a portion of the acquisition of a 50% interest in American Steel and to pay off debt related to the Los Angeles operations upon the dissolution of FRLP.

     Equity earnings from a 50%-owned company and joint venture increased in 1995 due to the acquisition of a 50% interest in American Steel as of July 1, 1995, and due to the dissolution of FRLP.

     The effective income tax rate of the Company increased from 40.6% in 1994 to 41.2% in 1995, mainly due to the tax effect of the dissolution of FRLP.

LIQUIDITY AND CAPITAL RESOURCES (SHARE AND PER SHARE AMOUNTS HAVE BEEN RETROACTIVELY ADJUSTED TO REFLECT THE JUNE 1997 3:2 STOCK SPLIT)


     At September 30, 1997, working capital amounted to $177.6 million compared to $136.8 million at December 31, 1996 and $100.7 million at December 31, 1995. The increase was primarily due to an increase in accounts receivable resulting from higher sales levels in the first nine months of 1997, as well as working capital obtained from the Acquisitions. The Company's capital requirements are primarily for working capital, acquisitions and capital expenditures for continued improvements in plant capacities and material handling and processing equipment.

     The Company's primary sources of liquidity are from internally generated funds from operations and the Company's revolving line of credit. On October 22, 1997, the Company entered into a syndicated credit agreement with five banks. The Company's borrowing limit under the revolving line of credit established under this agreement was increased to $200 million. Prior to the syndicated line of credit, the Company's line of credit with one lender had been increased to $125 million in March 1997. The syndicated credit agreement would allow the Company to use up to $175 million of the line of credit to make acquisitions. On October 22, 1997, the Company also entered into an agreement which allows the Company to issue and have outstanding letters of credit in an amount not to exceed $10 million.


     In September 1997 and in November 1996, the Company entered into agreements with insurance companies for private placements of debt in the aggregate amounts of $65 million and $75 million, respectively. The proceeds of the debt funded in September 1997 were used to refinance the borrowings under the Company's revolving credit facility made to fund the acquisitions of AMI and Amalco and borrowings for general working capital purposes. The proceeds of the debt funded in January 1997 were used to pay off the $65 million of promissory notes issued for the acquisition of Siskin with the balance of $10 million applied to reduce the borrowings under the Company's revolving credit facility. The senior notes that were issued in the private placements have maturity dates ranging from 2002 to 2009 and bear interest at rates ranging from 6.76% to 7.37% per annum.


     On April 30, 1997, the Company acquired 100% of the outstanding shares of Amalco, which is a metals service center located in the San Francisco area. Amalco specializes in precision cut aluminum plate and sheet products. It is expected that the business of Amalco will be combined with the Company's existing metals service center in Santa Clara, California. The combined operation will be housed in a new, larger, state-of-the-art facility in Union City, California, which is scheduled to be completed early in 1998. Amalco's net sales for the twelve months ended April 30, 1997 were $26 million. The Company paid $6.7 million in cash and repaid $5.9 million of Amalco's debt.



     On April 2, 1997, the Company acquired 100% of the outstanding capital stock of AMI for $38.5 million and invested $4.3 million in repayment of AMI's debt. AMI operates metals service centers in Fontana, California; Wichita, Kansas; Swedesboro, New Jersey; Brentwood, Tennessee; Fort Worth, Texas; and Kent, Washington. AMI specializes in the processing and distribution of aluminum plate, sheet and bar products for the aerospace industry. AMI's net sales for the twelve months ended February 28, 1997 were $77 million.



     On October 1, 1996, the Company acquired 100% of the outstanding capital stock of Siskin. Siskin is one of the leading, full-line operators of metals service centers in the southeastern United States, operating from facilities in Birmingham, Alabama; Spartanburg, South Carolina; and Chattanooga and Nashville, Tennessee. Siskin's net sales for the twelve months ended June 30, 1996 were $151 million. The Company paid $71 million in cash and assumed debt of $2.5 million.



     In April 1996, the Company acquired all of the outstanding capital stock of CCC Steel, one of the largest structural steel companies in the western United States. It operates two metals service centers in Los Angeles, California and Salt Lake City, Utah. For the twelve months ended December 31, 1996, CCC Steel had net sales of $57 million. The Company paid $25 million in cash and assumed debt of $12.6 million.



     The decrease in cash provided by operations of $19.2 million during the nine month period ended September 30, 1997 compared to the corresponding 1996 period was due principally to the increase in net accounts receivable, which is primarily due to higher sales in the first nine months of 1997, including the Company's 1997 acquisitions.



     Capital expenditures, excluding acquisitions, were $19.2 million for the nine months ended September 30, 1997 and $21.4 million for the 1996 year. The Company had no material commitments for capital expenditures either as of September 30, 1997 or as of December 31, 1996. The Company anticipates that funds generated from operations and funds available under its line of credit will be more than sufficient to meet its working capital needs for the foreseeable future, including the expansion of its facilities at certain of its metals service centers currently in progress.

     In December 1994, the Board of Directors approved a Stock Repurchase Plan, authorizing the Company to purchase up to 750,000 shares (increased to 1.5 million in February 1995) of its outstanding Common Stock. As of September 30, 1997, the Company had repurchased a total of 1,351,500 shares of its Common Stock, at an average purchase price of $11.37 per share, all of which are being treated as authorized but unissued shares. The Company repurchased 373,800 shares of its Common Stock during the nine month period ended September 30, 1997, at an average cost of $19.88 per share. The Company believes such purchases enhance shareholder value and reflect its confidence in the long-term growth potential of the Company.



INFLATION


     The Company's operations have not been, nor are they expected to be, materially affected by general inflation. Historically, the Company has been successful in raising prices to its customers in periods of increasing metal prices and has had to reduce prices to its customers in periods of declining metal prices. Changes in metal prices, therefore, affect the Company's sales and earnings.

SEASONALITY

     The Company recognizes that some of its customers may be in seasonal businesses, especially customers in the construction industry. As a result of the Company's geographic, product and customer diversity, however, the Company's operations have not shown any material seasonal trends, although the months of November and December traditionally have been less profitable because of a reduced number of working days for shipments of the Company's products and holiday closures for some of its customers. There can be no assurance that period-to-period fluctuations will not occur in the future. Results of any one or more quarters are therefore not necessarily indicative of annual results.

                                    BUSINESS

GENERAL


     Reliance is one of the largest metals service center companies in the United States, serving customers throughout the United States through a network of 38 metals service centers in 15 states. The Company provides materials management metals processing services and distributes a full line of metal products, including carbon, alloy, stainless and specialty steel, aluminum, brass and copper to more than 33,000 customers in a broad range of industries. The Company believes that, through its 97%-owned subsidiary, Valex, it is also the leading domestic manufacturer and distributor of electropolished and chemically cleaned stainless steel tubing and fittings for use in the semiconductor fabrication industry.



     The Company's primary business strategy is to enhance its operating results through strategic acquisitions and expansion of its existing operations. This strategy and the Company's proven operating methods have enabled the Company to outperform most of its competitors in the metals service center industry. The Company has reported six consecutive years of increased net income, and, since 1991, the Company's net income has increased at a compound annual growth rate of approximately 38%. For the twelve months ended September 30, 1997, the Company had net sales of $878.0 million and net income of $30.9 million.


INDUSTRY OVERVIEW


     Metals service centers acquire products from primary metals producers and then process carbon steel, aluminum, stainless steel and other metals to meet customer specifications, using techniques such as cutting-to-length (or leveling), slitting, blanking, shape cutting, shearing and sawing. These processing services save time, labor and expense for customers, thereby reducing their overall manufacturing costs. Specialized equipment used to process the metals requires high volume production to be cost effective. Many manufacturers are not able or willing to invest in the necessary technology, equipment and inventory to process the metals for their own manufacturing operations. Accordingly, industry forces have created a niche in the market to allow metals service centers, such as Reliance, to purchase, process and deliver metals to end users in a more efficient and cost-effective manner than the end user could achieve in dealing directly with the primary producer, or with an intermediate steel processor. Industry analysts estimate that, historically in the United States, based on tonnage, metals service centers and processors purchased approximately 30% of all carbon industrial steel products, 45% of all stainless steel produced in the United States and 35% of all aluminum sold in the mill/distributor shared markets (which excludes that sold for aluminum cans, among other things). The metals distribution industry had an estimated $40 billion in revenues in the United States in 1996.


     The metals service center industry is highly fragmented and intensely competitive within localized areas or regions. Many of the Company's competitors operate single stand-alone service centers. According to industry sources, the number of intermediate steel processors and metals service center facilities in the United States has been reduced from approximately 7,000 in 1980 to approximately 3,400 in 1996. The Company believes that this consolidation trend creates new opportunities for acquisitions.


     The primary market for Valex's products is the worldwide semiconductor manufacturing industry. After a significant period of growth from 1993 to 1996, this industry experienced a significant slowdown in mid-1996, but, according to industry analysts, there has been slight improvement in each of the second and third calendar quarters of 1997. Each year more semiconductor devices are being used in more and different applications. The demands for process cleanliness increase as the complexity of semiconductor devices increases.


     Customers for Valex tubing and fittings include the semiconductor device manufacturers, semiconductor equipment manufacturers, and other supporting companies. The construction of new semiconductor plants is expected, according to industry forecasting firms, to accelerate in 1998 and 1999. Historically, the operating life of a semiconductor plant has been only five to ten years, after which the facility must be replaced or refurbished with new equipment capable of producing the next generation of semiconductor devices. The construction of new plants and the refurbishing of existing plants require new tubing and fittings such as those manufactured and distributed by Valex. In addition, routine maintenance of existing semiconductor plants provides a large and steady demand for Valex products.

BUSINESS STRATEGY


     Traditionally, metals service centers have been small, privately-owned businesses that lack the diversity, experience, access to lower-cost capital and successful operating techniques of Reliance and thus have been and may in the future become candidates for acquisition or consolidation. The Company has a history of expansion through acquisitions, as well as from internal growth. In the last five years, the Company acquired 12 entities, including CCC Steel, Siskin, AMI, Amalco and SSA, started two new businesses and opened five new facilities.


     Over its long operating history, Reliance has proven the success of its operating and management policies. The Company's corporate officers maintain financial controls and establish general policies and operating guidelines, while its division and subsidiary managers have virtual autonomy with respect to day-to-day operations. This balanced, yet entrepreneurial management style has enabled the Company to improve the productivity and profitability both of acquired businesses and of its own expanded operations. Successful division and subsidiary managers and other management personnel are awarded incentive compensation based in part on the profitability of their particular business unit based on the rate of return on assets.

     The Company has adopted a long-term business strategy to increase its profitability through expansion of its existing operations and acquisitions of businesses that are strategically located or positioned to diversify the Company's customer base, product range and geographic presence. The Company has developed an excellent reputation in the industry for its integrity and the quality and timeliness of its service to customers. Key elements of the Company's strategy for future growth are set forth below:

          Maintaining an Entrepreneurial Environment. The Company believes that its decentralized management and operational structure, which emphasizes a high degree of autonomy for each of its geographically diverse operations, has contributed significantly to increased profitability and has helped to create an entrepreneurial environment and enabled managers to run their operations with a greater sense of ownership. Corporate management focuses on the overall performance of the Company, establishes and maintains financial controls and provides financial, information systems and administrative assistance to 19 separate operating divisions and seven subsidiaries. Corporate management also develops the business strategy, goals and general operating guidelines for the Company, maintains strong relationships with the Company's suppliers and oversees local management of operations. Reliance's division and subsidiary managers are responsible for the profitability and growth of their respective operating units, with a significant portion of their annual compensation tied to the financial performance of their particular unit. Division managers and senior officers of the subsidiaries are charged with complete responsibility for purchasing, marketing, pricing, processing and delivering the products and maintaining good relationships and communication with the customers to determine and anticipate their customers' needs and requirements. The Company believes its management and operational structure provides incentives to division and subsidiary managers to focus on pursuing profitable growth opportunities, attaining financial objectives and delivering superior customer service.

          Customer, Product and Geographic Diversity. Unlike many flat-roll processors who specialize in serving a limited number of customers with a large volume of processed carbon steel sheet, Reliance processes and distributes a wide variety of metal products to more than 33,000 customers. In 1996, the average order size for Reliance metals service centers was approximately $990, no customer represented more than 1% of the Company's sales, and no single industry had a significant impact on results. In addition, as a result of its successful acquisition program, over the past three years, the Company has greatly expanded its geographic reach, which currently allows it to serve customers throughout the United States. Such diversification reduces the Company's exposure to the financial or economic variability of any particular customer group or geographic region. The Company's recent acquisitions of AMI, Amalco and SSA further increased the Company's diversification.

          Providing Superior Service and Products. Reliance believes that the speed and the range of services it provides, as well as the size and variety of inventory it maintains, distinguish the Company from its competition. The Company offers over 20,000 products that service a wide variety of customer needs. By maintaining a decentralized management structure and providing local management with significant operational control, Reliance believes its service centers are able to react quickly to changes in local markets and customer demands. Reliance has developed strong relationships with its customers to identify their requirements early in order to respond to the short lead time and just-in-time delivery requirements common in the industry. According to a prominent industry survey, Reliance has ranked as the #1 service center company in the United States in terms of overall customer service in each of the last two years. See "Business -- Customers."

          Inventory Management. The Company carefully monitors its inventory, both in-house and in-transit, to avoid unnecessary commitments of working capital while maintaining an adequate supply to assure quick response to customer orders. The Company maintains in inventory a broad range of shapes, sizes and alloys of products to speed delivery to customers. The Company tailors its inventory at each service center location to customer requirements in the market that facility serves. The Company establishes inventory turnover minimums for divisions and subsidiaries to meet. Under the Company's bonus plan, division managers and officers of subsidiaries directly benefit if they maintain efficient levels of inventory and accounts receivable. Over the past two years, the Company's inventory has turned approximately 4.5 to 5.0 times a year compared to the industry average in 1996 of approximately 4.0 times.


          Operations. In addition to its growth from acquisitions, Reliance seeks to maximize its internal growth through maintaining state of the art facilities, machinery and equipment, adding new products and/or new processes to existing operations and increasing its market share. Heavy capital investment in equipment helps to make Reliance a low-cost producer. The Company also has developed material handling and processing systems, recognizing that efficient systems (not just efficient equipment) increase productivity. The Company is in the process of converting to the Stelplan(TM) manufacturing and distribution information system, which the Company believes will enable its sales and marketing personnel to respond to customer's inquiries even more efficiently and more effectively.


          Supplier Relationships. Reliance, over its many years of operation, has consistently maintained good relationships with high-quality suppliers and concentrates on maintaining its status as an important customer to each of these suppliers to enable the Company to purchase material at the best available prices given its size. The Company meets regularly with its suppliers to assure current understanding of their capabilities and products and to communicate its own customers' requirements and strategic goals. See "Business -- Suppliers."

          Identifying Accretive Acquisitions. The Company has a long history of growth through acquisitions while maintaining a strong balance sheet to finance this growth. In the last five years, Reliance has invested over $250 million to start or acquire 19 business units, making it one of the most active consolidators in the metals service center industry. Reliance's senior management team seeks businesses that are accretive to earnings and strategically positioned to diversify or enhance its customer base, product availability and/or geographic coverage. Reliance has historically been very successful at improving the sales and profitability of its acquired companies through the utilization of its purchasing power, access to lower-cost capital and operating knowledge, while generally retaining the acquired company's management team. Reliance believes that opportunities for further growth by acquisition exist because of the highly fragmented nature of the industry, which consists of many small, privately-owned businesses that lack the diversity, experience, access to lower-cost capital and successful operating techniques of the Company.

     Since the Company's initial public offering of Common Stock in September 1994, the Company has continued to pursue an aggressive acquisition strategy. This strategy has been successful, resulting in the following new subsidiaries:


          SSA. On October 1, 1997, the Company acquired 100% of the outstanding common stock of Service Steel Aerospace Corp. ("SSA"), which operates metals service centers in Tacoma, Washington; North Canton, Ohio; and Long Beach, California. SSA specializes in stainless and alloy specialty steel products primarily for the aerospace industry, thereby expanding the Company's position in this growing industry. For the year ended December 31, 1996, SSA's annual net sales were $43 million.

          Amalco. In April 1997, the Company completed the acquisition of Amalco. Amalco, a leading non-ferrous metals processor in northern California, processes and distributes aluminum products primarily for the electronics industry. The Company intends to combine Amalco's operations with the Company's Santa Clara, California division upon completion of a new, enlarged, state-of-the-art facility in Union City, California, which the Company expects to complete in 1998. Amalco's net sales were $26 million for the twelve months ended April 30, 1997.



          AMI. In April 1997, the Company also added AMI to its growing list of subsidiaries. Its six service centers are located in Fontana, California; Wichita, Kansas; Swedesboro, New Jersey; Brentwood, Tennessee; Fort Worth, Texas; and Kent, Washington. AMI's net sales were $77 million for the twelve months ended February 28, 1997. AMI specializes in the processing and distribution of aluminum plate, sheet and bar products primarily for the aerospace industry. AMI significantly enhances Reliance's position in the expanding aerospace sector.



          Siskin. In October 1996, the Company acquired Siskin, considered one of the leading, full line operators of metals service centers in the southeastern United States. Siskin provides Reliance with substantial operations in the southeastern United States through its facilities in Chattanooga and Nashville, Tennessee; Birmingham, Alabama; and Spartanburg, South Carolina. Reliance intends to expand these core operations in the southeastern market. Siskin's net sales for the twelve months ended June 30, 1996 were $151 million. The Company believes Siskin represents an excellent strategic addition because it establishes a strong presence for the Company in the southeastern United States and increases the Company's geographic diversification.



          CCC Steel. In April 1996, the Company acquired CCC Steel, one of the largest structural steel distribution companies in the western United States. CCC Steel has service centers in Los Angeles, California and Salt Lake City, Utah. CCC Steel's net sales were $57 million for the twelve months ended December 31, 1996.



          American Steel. In July 1995, the Company acquired a 50% interest in and operational control of American Steel, expanding the Company's geographic presence in the Pacific Northwest and the Central Valley of California. American Steel operates two metals service centers in Oregon and Washington, and its subsidiary American Metals Corporation operates three metals service centers in Fresno, Redding and Sacramento, California. Under the purchase agreement, the Company is entitled to acquire the remaining 50% of American Steel at a future date. Consolidated net sales of American Steel for the twelve months ended December 31, 1996 were $179 million.


     With these acquisitions and the expansion of the products and capacities of the Company's existing metals service centers, the Company has increased its geographic, customer and product diversification. This diversification reduces the impact of regional economic recessions or industry downturns on the Company. The Company has positioned itself both to benefit from improved economic environments and to operate efficiently in less favorable economies. The Company's advantageous position is the direct result of its disciplined inventory management, efficient processing and distribution facilities and systems and diversified customers, products and geographic markets.


     On October 8, 1997, the Company announced it has agreed in principle to acquire all of the outstanding capital stock of Phoenix, subject to negotiation of a definitive agreement and successful completion of due diligence. Phoenix operates metals service centers specializing in non-ferrous products in Birmingham, Alabama; Atlanta, Georgia; Charlotte, North Carolina; and Tampa, Florida. The Company believes that the acquisition of Phoenix, which had net sales of $112 million for the twelve months ended February 28, 1997, would enhance the Company's position in the southeastern United States and complement Siskin's range of products. The Company intends to continue to seek acquisition candidates that management believes will be accretive to earnings and meet certain performance goals when integrated into the Company's proven operating model.

BACKGROUND

     Reliance was organized as a California corporation on February 3, 1939 and commenced business in Los Angeles fabricating steel reinforcing bar. Within ten years, it had become a full-line distributor of steel and aluminum, operating a single metals service center in Los Angeles, California. In the early 1950's, the Company automated its materials handling operations and began to provide processing services to meet its customers' requirements. In the 1960's, the Company began to expand its operations through acquisitions of other companies and the development of additional service centers and began to establish branch metals service centers in other geographic areas.

     In the mid-1970's, the Company began to establish specialty metals service centers stocked with inventories of selected metals such as aluminum, stainless steel, brass and copper, and equipped with automated materials handling and precision cutting equipment and currently has 31 specialty metals service centers and seven full-line facilities. The Company's metals service centers are operated under the trade names of "Tube Service Co." (which processes and distributes specialty tubing), "Bralco Metals" (which processes and distributes aluminum, brass, copper and stainless steel products), "Reliance Metalcenter" (which processes and distributes a variety of metals products), "Reliance Steel Company" (which processes and distributes carbon steel products) and "Affiliated Metals" (which processes and distributes primarily flatrolled aluminum and stainless steel products). MetalCenter, Inc. specializes in processing and distributing non-ferrous products. CCC Steel's two metals service centers specialize in processing and distributing structural steel products. Siskin operates four full-line metals service centers. AMI's six metals service centers process and distribute aluminum products primarily for the aerospace industry. Amalco operates one facility to process and distribute aluminum products primarily for the electronics industry. SSA has three facilities processing and distributing stainless and alloy specialty steels primarily for the aerospace industry. The "American Steel" and "American Metals" divisions of American Steel process and distribute primarily carbon steel products from five metals service centers.

     The Company serves its customers primarily by providing quick delivery, metals processing and inventory management services. The Company purchases a variety of metals from primary producers and sells these products in smaller quantities. For approximately 70% of its sales, the Company performs metals processing, or first stage processing, services before distributing the product to manufacturers and other end users, generally within 24 hours from receipt of an order. Metals processing services include leveling, blanking, slitting, shape cutting, sawing, precision plate sawing and shearing, all to customer specifications. See "Business -- Products and Processing Service." These services save time, labor and expense for customers and reduce customers' overall manufacturing costs. During 1996, the Company's metals service centers handled approximately 3,100 transactions per business day, with an average revenue of approximately $990 per transaction.

CUSTOMERS

     Customers purchase from service centers to obtain value-added metals processing, readily available inventory, reliable and timely delivery, flexible minimum order size and quality control. Many customers deal exclusively with service centers because the quantities of metal products that they purchase are smaller than the minimum orders specified by mills or because those customers require intermittent deliveries over long or irregular periods. The Company believes that metals service centers have also enjoyed an increasing share of total metal shipments because of the focus of the capital goods and related industries on just-in-time inventory management, materials management outsourcing and because integrated mills have reduced in-house direct sales efforts to small sporadic purchasers in order to enhance their production efficiency.

     The Company has more than 33,000 metals service center customers. Approximately 17,000 customers actively purchase from the Company from month to month. In 1996, no single metals service center customer accounted for more than 1% of the Company's sales, and more than 80% of the Company's orders were from repeat customers. Reliance's customers are manufacturers and end users in the general manufacturing, construction (both commercial and residential), transportation (rail, truck and auto after-market) and aerospace industries. The Company's metals service centers wrote and delivered over 615,000 orders from its customers, at an average price of approximately $990, during 1996. Most of the customers who purchase from the Company's various metals service centers are located within a 120-mile radius of the metals service centers; the proximity of the centers to the customers assists the Company in providing just-in-time delivery to its customers on its fleet of over 200 owned or leased trucks. Moreover, Reliance's computerized order entry system and flexible production scheduling also enables the Company to meet customer requirements for short lead times and just-in-time delivery.

     Valex manufactures and distributes electropolished and chemically cleaned stainless steel tubing and fittings used in the construction of gas distribution systems within semiconductor plants. These products are manufactured in accordance with its customers' specifications and in compliance with ISO 9002. Valex sells to virtually every major semiconductor company, semiconductor equipment manufacturer and supporting gas company in the world. Approximately 33% of Valex's total sales in 1996 were to international customers.

     Valex maintains strong ties with its domestic customers through a network of distribution centers located throughout the United States. These centers provide quick and personal service to the customers and allow Valex to provide levels of customer support which the Company believes are unmatched by competitors who market through independent distributors. Valex supports its international markets primarily through independent distributors and representatives and, in 1996, began to support the European market from its sales office in Marseilles, France.

     The Company believes that its long-term relationships with many of its customers significantly contribute to the success of its business. Providing prompt and efficient services and quality products at a reasonable price is an important factor in maintaining these relationships.

     Many of the industries in which the Company's customers compete are cyclical in nature and are subject to changes in demand based on general economic conditions. Because the Company sells to a wide variety of customers in several industries, management believes that the effect of such changes on the Company is significantly reduced. The Company can give no assurance, however, that it will be able to increase or maintain its level of sales in periods of economic downturn. The semiconductor manufacturing industry in which Valex's customers operate is highly cyclical in nature and is subject to changes in demand based on, among other things, general economic conditions and industry capacity.

     Historically, the Company's largest market for its products has been California. As illustrated below, the Company has expanded its facilities geographically as a result of strategic acquisitions and has increased its physical capabilities through capital expenditures to reduce the impact of any regional economic recession on the Company's operations.

[Map of United States showing States with facilities and/or sales representatives in 1994 and States with facilities and/or sales representatives added since 1994.]

SUPPLIERS

     The Company purchases its inventory from the major metals mills, both domestic and foreign and has multiple suppliers for all of its product lines. The Company's major suppliers of domestic carbon steel products include California Steel Industries, Geneva Steel, Nucor Steel and USS-POSCO Industries. Allegheny Ludlum Steel Corp., International Stainless Steel Corp. and North American Stainless supply stainless steel products. The Company is a recognized distributor for various major aluminum companies, including Aluminum Company of America ("Alcoa"), Alcan Aluminum Limited, Commonwealth Aluminum, Cressona Aluminum, Kaiser Aluminum and Reynolds Metals. The Company also maintains relationships with international suppliers of its various products. The Company's total volume of purchases enables it to purchase substantially all of its inventory at the best prices offered by the suppliers, given the order size. The Company believes that it is not dependent on any one of its suppliers for metals and that its relationships with its suppliers are very strong. Valex purchases stainless steel tubing from both domestic and foreign tubing manufacturers and has multiple suppliers. The Company has worked closely with its suppliers in order to become an important customer for each major supplier of the Company's metals for its core product lines.

PRODUCTS AND PROCESSING SERVICE

     At its metals service centers, the Company provides processing services, such as leveling, blanking, slitting, shape cutting, sawing, precision plate sawing or shearing, to each customer's specifications and delivers the products to manufacturers and other end users, generally within 24 hours from receipt of the initial order. The following chart illustrates the diversity of the Company's sales of its 20,000 products in 1996:


                           1996 SALES ($) BY PRODUCT


                                    [PIE CHART]

         Aluminum Bar & Tube  9%              Carbon Steel Plate  6%
         Heat Treated Aluminum Sheet,         Carbon Steel Bar 6%
           Plate & Coil  9%                   Carbon Steel Structurals  9%
         Common Alloy Aluminum Plate,         Carbon Steel Tubing  8%
           Sheet & Coil  10%                  Galvanized Steel Sheet
         Stainless Steel Tube & Bar  5%         & Coil  7%
         Stainless Steel Plate,               Cold Rolled Steel Sheet
           Sheet & Coil  10%                    & Coil 5%
         Valex Products  7%                   Hot Rolled Steel Sheet
         Other  5%                              & Coil  4%


     The Company has reduced its dependence on any particular customer group or industry by processing a variety of metals. This diversification of product type and material has reduced the Company's exposure to fluctuations or other weaknesses in the financial or economic stability of particular customers or industries, as well as reducing its dependence on particular suppliers.

     The Company maintains a wide variety of products in inventory. For the Company's largest product type (sheet and coil), the Company purchases coiled metal from primary producers in the form of a continuous sheet, typically 36 to 60 inches wide, between 0.25 and 0.015 inches thick, and rolled into 3- to 20-ton coils. Because of the size and weight of these coils and the specialized equipment required to move and process the coils into smaller sizes and various products, few of the Company's customers have the capability of processing the metal into the desired products.

     Reliance enters its customer orders, once received, in a computerized order entry system, selects appropriate inventory and schedules the processing in accordance with the specified delivery date, generally within 24 hours. The Company attempts to maximize the yield from the various metals that it processes by combining customer orders to use each purchased product to the fullest extent practicable.

     Few metals service centers offer the full scope of processing services and metals that Reliance uses to produce the desired end products:


     - Leveling (cutting-to-length) -- cutting metal along the width of a coil into specified lengths of sheets or plates.


     - Blanking -- cutting the metal into close tolerance, square or rectangular shapes.

     - Slitting -- cutting metal to specified widths along the length of the coil.

     - Shearing -- cutting the metal into small precise pieces.

     - Shape Cutting -- producing various shapes from plate products according to customer-supplied drawings through the use of CNC controlled machinery. This procedure can include the use of oxy-fuel, plasma, high-definition plasma, or laser burning for carbon and stainless steel plate and routing for aluminum plate.

     - Precision Plate Sawing -- sawing of the plate (mostly aluminum plate products) into square or rectangular shapes to tolerances as close as
       0.003 of an inch.

     - Twin Milling -- the close tolerance grinding of one or all six sides of a small square or rectangular piece of aluminum plate.

     - Skin Milling -- grinding to close tolerances the top and/or bottom of large aluminum plates.

     - Tee Splitting -- splitting of metal beams.

     Reliance generally processes specific metals to non-standard sizes only at the request of customers pursuant to purchase orders rather than maintaining inventory of finished products. The Company is required to carry a wide range of inventories of metals, however, to meet the short lead time and just-in-time delivery requirements of its customers. Each of the Company's metals service centers maintains equipment selected to meet the needs of that facility's customers.

     The Valex product line includes tubing, tubular fittings and coaxial components. Valex purchases tubing and cuts, shapes, chemically cleans and electropolishes it for use by Valex customers. The characteristics that affect performance of a tube or fitting in a gas system and that are becoming increasingly important to semiconductor manufacturers throughout the world are
(i) low levels of particle generation and retention; (ii) low levels of moisture generation and retention; (iii) low levels of contamination outgassing; (iv) enhanced levels of corrosion resistance; and (v) ease and economy of installation. If the tubing cannot meet the high standards of the semiconductor industry, it may still be acceptable for use in the pharmaceutical, biotech or fiber optic industries. In addition, the semiconductor manufacturing industry has demand for other grades of products that carry less critical gases than the high quality tubing and fittings used in the transport of the high purity gases required in the semiconductor chip manufacturing process. Valex continues to create new products that can be used in more demanding semiconductor gas systems, as well as custom refined alloys and improved processes and has expanded its product lines to increase diversification during the downturn in the semiconductor industry.

MARKETING

     Reliance's more than 399 metals service center sales personnel are located in 19 states to provide marketing services throughout each of the geographic locations served. The sales personnel are organized by division or subsidiary among the Company's profit centers and are divided into two groups: those who travel throughout a specified geographic territory to maintain relationships with the Company's existing customers and to develop new customers ("outside sales personnel") and those who remain at the facilities to write and price orders ("inside sales personnel"). The inside sales personnel receive incentive compensation, in addition to their base salary, based on the respective profit center's gross profit, and the outside sales personnel receive incentive compensation based on gross profit from their respective geographic territories.

     Valex markets its products to the worldwide semiconductor manufacturing industry primarily from its Ventura, California facility and from the company-owned distribution network located throughout the United States. Valex distribution centers are located in Phoenix, Arizona; Santa Clara, California; Albuquerque, New Mexico; Allentown, Pennsylvania; Portland, Oregon; and Austin, Texas, three of which were opened in 1995. These centers are strategically located in key, high-tech growth regions of the country and enable Valex to offer its customers local access to a broad range of inventory, which management believes will translate into better customer service and added market share for Valex. The first international sales office was opened in 1996 in Marseilles, France, to service the European market.

50%-OWNED COMPANY

     On July 1, 1995, the Company acquired a 50% interest in and operational control of American Steel, then a newly-formed limited liability company. As part of the acquisition, the Company contributed cash, American Industries, Inc. ("American") contributed assets, and each also contributed its 50% ownership in American Metals Corporation ("American Metals"), a joint venture established between the Company and American in 1993. American Steel consisted of three metals service centers in the Pacific Northwest, that were previously wholly-owned by American. The facility in Canada was sold in January 1997. American Metals operates three metals service centers located in the Central Valley of California as a wholly-owned subsidiary of American Steel. The purchase agreement allows the Company to acquire the remaining 50% of American Steel at a future date. This 50% investment in American Steel is accounted for by the equity method, and the Company includes 50% of American Steel's consolidated earnings in the Company's net income and earnings per share amounts.

COMPETITION

     The metals distribution industry is highly fragmented and competitive. The Company has numerous competitors in each of its product lines and geographic locations, although competition is most frequently local or regional. Most of these competitors are smaller than the Company. Nonetheless, the Company faces strong competition from national, regional and local independent metals distributors, subsidiaries of metal producers and the producers themselves, some of which have greater resources than the Company. Based on an industry report, it is estimated that there were approximately 3,400 intermediate steel processors and metals service center facilities in the United States in 1996. The Company believes that it is one of the ten largest service center companies in the United States. Competition is based on price, service, quality and availability of products. The Company maintains centralized relationships with its suppliers and a decentralized operational structure. The Company believes that this division of responsibility has increased its ability to obtain competitive prices of metals and to provide more responsive service to its customers. In addition, Reliance believes that the size of inventory it maintains, the different metals and products it has available and the wide variety of processing services it provides distinguish the Company from its competition.

     Management believes that Valex has few competitors in its major product lines. Valex's competitors in the domestic market tend to concentrate on smaller projects, quick turn business and projects with lower specification requirements, while certain of its international competitors have the resources to concentrate on large projects.

QUALITY CONTROL

     The procurement of high quality metal from suppliers on a consistent basis is critical to the Company's business. The Company has instituted strict quality control measures to assure that the quality of purchased metals will enable the Company to meet the specifications of its customers and to reduce the costs of production interruptions. Physical and chemical analyses are performed on selected metals to verify that their mechanical and dimensional properties, cleanliness and surface characteristics meet the Company's requirements. Similar analyses are conducted on processed metal on a selected basis before delivery to the customer. The Company believes that maintenance of high standards for accepting metals ultimately results in reduced return rates from its customers.

     The Company has established a program to obtain certification of its locations under the ISO 9002 internationally-accepted quality standard. More than half of the Company's metals service centers and Valex and MetalCenter, Inc. have already attained ISO 9002 certification. The Company expects the remainder of its divisions to become certified in the near future. The Company has established a program for its recently-acquired subsidiaries to obtain such certification in the future. Management believes this certification will provide access to additional customers and improve operating efficiencies.

SYSTEMS

     The Company is in the process of converting its Reliance divisions from its internally-developed software, which runs on an IBM mainframe computer, to the Stelplan(TM) manufacturing and distribution information system, which uses IBM RS6000 multi-processor based hardware. Stelplan(TM) is a registered trademark of Planmatics Corp. All of the AMI service centers use Stelplan, and American Steel also is converting to Stelplan. Stelplan is an integrated business application system with functions ranging from order entry to the generation of financial statements. It was developed specifically for the metals service center and processor industry. Stelplan also provides real time availability of information such as inventory availability, location and cost. Access to this information allows the Company's marketing and sales personnel to respond to the customer's needs more efficiently and more effectively and to provide quickly a firm product price. In addition, Stelplan is "Year 2000" compliant. The Company is addressing the "Year 2000" issues with respect to those of its subsidiaries that are not converting to Stelplan before the year 2000.

GOVERNMENT REGULATION

     The Company's metals service centers are subject to many federal, state and local requirements relating to the protection of the environment including hazardous waste disposal and underground storage tank regulations. The only hazardous wastes that the Company uses in its operations are lubricants and cleaning solvents. The Company frequently examines ways to minimize any impact on the environment and to effect cost savings relating to environmental compliance. The Company pays state certified private companies to haul and dispose of its hazardous waste.

     The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Health and Safety Act and regulations thereunder, which, among other requirements, establish noise, dust and safety standards. Reliance has established a strict safety policy, which it believes is one of the best in the industry. Management believes that the Company is in material compliance with applicable laws and regulations and does not anticipate that future compliance with such laws and regulations will have a material adverse effect on the results of operations or financial condition of the Company.

ENVIRONMENTAL

     Management believes that the Company is in material compliance with all applicable environmental laws and that the Company's products and processes do not present any unusual environmental concerns. The Company does not anticipate any material expenditures to meet environmental requirements. Some of the properties owned or leased by the Company are located in industrial areas, however, with histories of heavy industrial use. The location of these properties may result in the Company's incurring environmental liabilities that arise from causes other than the operations of the Company, but the Company does not expect that any such liabilities will have a material adverse impact on the Company's results of operations, financial condition or liquidity.

EMPLOYEES


     As of September 30, 1997, the Company had a total of approximately 2,200 employees. Approximately 550 of these employees are covered by collective bargaining agreements, which expire at various times over the next four years. The Company has entered into collective bargaining agreements with nine different union locals at ten of its metals service center locations and at Valex's manufacturing facility. The Company has not found that these collective bargaining agreements have had a material impact either favorably or unfavorably on the Company's revenues or profitability at its various locations. The Company has always maintained excellent relations with its employees and has never experienced a significant work stoppage.


PROPERTIES

     The Company maintains 38 metals service centers in 15 states (not including American Steel), plus the corporate headquarters, and one manufacturing and six distribution facilities in six states plus one international sales office for Valex. All of the Company's properties are in good or excellent condition and are adequate for its existing operations. These facilities generally operate at about 60% of capacity, with each division averaging slightly less than two shifts operating at full capacity for a five-day work week. All of the Valex distribution and sales facilities are leased and 13 of the metals service center facilities are leased. Siskin leases a portion of its facilities in Chattanooga, Tennessee. In addition, off-site space is leased near Valex's manufacturing facility in Ventura, California and near the Santa Clara, California metals service center facility. The leases are for terms expiring at various times through 2008 and have an aggregate monthly rent of approximately $200,000. The Company owns all other properties. In 1996, the Company relocated its Affiliated Metals operation in Salt Lake City, Utah and its Bralco Metals operation in Pico Rivera, California to new, larger, more efficient, state-of-the-art facilities. The Company's new, enlarged, state-of-the-art facility in Union City, California is scheduled to be completed in early 1998. Upon completion, the business of Amalco will be combined in the new facility with Reliance's metal service center in Santa Clara, California. The following table sets forth certain information with respect to each facility:

                           FACILITIES AND PLANT SIZE

                                                                                      PLANT SIZE
                                          LOCATION                                    (SQ. FT.)
        ----------------------------------------------------------------------------  ----------
        Metals Service Centers
        Alabama:
          Birmingham (Siskin).......................................................    107,000
        Arizona:
          Phoenix
            (Metalcenter)...........................................................    104,000
            (Bralco Metals).........................................................     46,000
            (Tube Service)..........................................................     23,000
        California:
          El Cajon (Tube Service)...................................................     18,000
          Fontana (AMI).............................................................    100,000
          La Mirada (Bralco Metals).................................................    140,000
          Long Beach (SSA)..........................................................     11,000*
          Los Angeles
            (Corporate Office)......................................................     22,000
            (Reliance Steel Company)................................................    270,000*
          Milpitas (Tube Service)...................................................     58,000
          National City (Metalcenter)...............................................     74,000
          Rancho Dominguez (CCC Steel)..............................................    316,000
          Santa Clara (Metalcenter).................................................     99,000*

                                                                                      PLANT SIZE
                                          LOCATION                                    (SQ. FT.)
        ----------------------------------------------------------------------------  ----------
          Santa Fe Springs
            (MetalCenter)...........................................................    155,000
            (Tube Service)..........................................................     66,000
          Union City (Amalco).......................................................     52,000
        Colorado:
          Colorado Springs (Metalcenter)............................................     68,000
          Denver (Tube Service).....................................................     21,000*
        Kansas:
          Wichita (Metalcenter).....................................................     45,000*
          Wichita (AMI).............................................................     25,000*
        New Jersey:
          Swedesboro (AMI)..........................................................     21,000*
        New Mexico:
          Albuquerque
            (Metalcenter)...........................................................     44,000
            (Reliance Steel Company)................................................     34,000
        Ohio:
          North Canton (SSA)........................................................     18,000*
        Oregon:
          Portland (Metalcenter)....................................................     44,000
        South Carolina:
          Spartanburg (Siskin)......................................................     96,000
        Tennessee:
          Brentwood (AMI)...........................................................     27,000*
          Chattanooga (Siskin)......................................................    439,000
          Nashville (Siskin)........................................................    117,000
        Texas:
          Arlington (Metalcenter)...................................................     97,000
          Fort Worth (AMI)..........................................................     75,000*
          San Antonio (Metalcenter).................................................     77,000
        Utah:
          Salt Lake City (Metalcenter)..............................................    105,000
            (Affiliated)............................................................     80,000
            (CCC Steel).............................................................     51,000
        Washington:
          Kent (AMI)................................................................     14,000*
          Tacoma (SSA)..............................................................     26,250*
        Wyoming:
          Casper (Metalcenter)......................................................     11,000*
        Valex Corp.
        Ventura, CA (Headquarters and manufacturing facility).......................    103,000
        Distribution Centers
        Phoenix, AZ.................................................................      5,000*
        Santa Clara, CA.............................................................      5,000*
        Albuquerque, NM.............................................................      7,000*
        Portland, OR................................................................      8,000*
        Allentown, PA...............................................................      5,000*
        Austin, TX..................................................................      8,000*
        Sales Office
        Marseilles, France..........................................................        700*


---------------

* Leased. All other facilities owned.

BACKLOG

     Because of the just-in-time delivery policy and the short lead time nature of its business, the Company does not believe the information on backlog of orders is material to an understanding of its metals service center business. At December 31, 1996, Valex had a backlog of orders for approximately $3.3 million of products compared to approximately $13.4 million on December 31, 1995.

LEGAL PROCEEDINGS

     From time to time, the Company is named as a defendant in legal actions arising out of its normal course of business. The Company is not a party to any pending legal proceedings other than routine litigation incidental to the business. Management believes that the resolution of such matters will not have a material adverse effect on the Company's results of operations or financial condition. The Company maintains liability insurance against risks arising out of its normal course of business.

                                   MANAGEMENT

     The Company attributes much of its success to the quality and depth of its management. In addition to the principal corporate officers identified below, the Company's management team includes a talented group of division managers and officers of subsidiaries, with substantial experience in the metals service center industry. The following are the senior corporate officers and directors of the Company:

     JOE D. CRIDER, 68, became the Chairman of the Board in February 1997 and the Chief Executive Officer of the Company in May 1994. Prior to becoming the Chief Executive Officer, Mr. Crider had been the President and Chief Operating Officer of the Company and a director since 1987. Prior to being named as the President, Mr. Crider had been Executive Vice President and Chief Operating Officer since 1975. Mr. Crider is also a director of American Steel and American Metals.

     DAVID H. HANNAH, 46, became the President of the Company in November 1995. From January 1992 until he became the President of the Company, Mr. Hannah was the Executive Vice President and Chief Financial Officer of the Company. Prior thereto, he was Vice President and Chief Financial Officer from 1990 to 1992 and Vice President and Division Manager of the Los Angeles Reliance Steel Company division of the Company from July 1, 1989 to June 30, 1990. From January 1, 1987 to July 1, 1989, Mr. Hannah was Vice President and Chief Financial Officer of the Company and was Chief Financial Officer from 1981 to 1987. Mr. Hannah became a director of the Company in 1992. Mr. Hannah also serves as a director of American Steel. For eight years before joining the Company in 1981, Mr. Hannah, a certified public accountant, was employed by Ernst & Whinney in various professional staff positions.

     GREGG J. MOLLINS, 42, became Executive Vice President and Chief Operating Officer of the Company in November 1995. In September 1997, Mr. Mollins became a director of the Company. Mr. Mollins was Vice President and Chief Operating Officer of the Company from May 1994 to November 1995 and Vice President of the Company from 1992 to 1994. Prior to that time, he had been Division Manager of the Company's Santa Clara division for six years. For ten years before joining the Company in 1986, Mr. Mollins was employed by certain of the Company's competitors in various sales and sales management positions.

     STEVEN S. WEIS, 55, became Senior Vice President and Chief Financial Officer of the Company in May 1997. He joined the Company initially in November 1995 as Chief Financial Officer. Prior to joining the Company, Mr. Weis served as Vice President and Chief Financial Officer of Rubbercraft Corporation, a manufacturer of custom molded rubber parts, in Gardena, California from May 1995 to October 1995. Mr. Weis was Executive Vice President and Chief Financial Officer of Community Psychiatric Centers, a chain of psychiatric and long-term critical care hospitals, headquartered in Laguna Hills, California from December 1991 to December 1994. From July 1989 to November 1991, Mr. Weis was the President of the CFO Group, a financial consulting practice in Northridge, California. Mr. Weis, a certified public accountant, was employed by Ernst & Whinney as an audit partner and regional director prior to that time.

     KARLA R. MCDOWELL, 31, became Vice President and Controller of the Company in 1995. Ms. McDowell was Corporate Controller of the Company from 1992 to 1995. For four years prior to joining the Company, Ms. McDowell, a certified public accountant, was employed by Ernst & Young in various professional staff positions.

     WILLIAM K. SALES, JR., 40, joined the Company as Vice President, Non-Ferrous Operations in September 1997. From 1981 to 1997, Mr. Sales Served in various sales and management positions with Kaiser Aluminum & Chemical Corp.

     WILLIAM T. GIMBEL, 78, is the Chairman Emeritus of the Company. Until February 1997, Mr. Gimbel was the Chairman of the Board of the Company, and, until May 1994, he was the Chief Executive Officer of the Company, positions he had held since 1964.

     DOUGLAS M. HAYES, 53, became a director of the Company in September 1997. Mr. Hayes retired from Donaldson, Lufkin & Jenrette Securities Corporation (one of the Representatives) in 1997, after which he established his own investment banking firm, Hayes Capital Corporation, located in Los Angeles, California.

     ROBERT HENIGSON, 71, has been a director of the Company since 1964. Mr. Henigson is a retired attorney, having been a partner of Lawler, Felix & Hall (the predecessor to Arter & Hadden, the Company's counsel) prior to his retirement in 1986.

     KARL H. LORING, 73, has been a director of the Company since 1984. Mr. Loring is retired, but continues to provide tax consulting services from time to time. From 1983 to January 1992, Mr. Loring was an officer of Knapp Communications Corporation, a publishing company. For more than five years prior to his retirement in 1983, he was a tax partner for Ernst & Whinney.

     WILLIAM I. RUMER, 70, has been a director of the Company since 1957. Mr. Rumer retired from Allied Aerospace where he was an aerospace engineer from 1961 to 1985. Mr. Rumer was married to Mr. Gimbel's cousin, prior to her death.

     LESLIE A. WAITE, 52, has been a director of the Company since 1977. Mr. Waite is an investment advisor and has been a principal of Waite & Associates since its formation in 1978.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information as of September 30, 1997, with respect to the beneficial ownership of the Company's Common Stock by
(i) each person known to the Company who owns beneficially or of record more than five percent (5%) of the Common Stock of the Company, (ii) each director and each executive officer of the Company and (iii) for all current directors and executive officers as a group

                                 SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                        OWNED                                        OWNED
                                  PRIOR TO OFFERING        SHARES TO BE          AFTER OFFERING
                               -----------------------       SOLD IN        ------------------------
           NAME(1)              NUMBER         PERCENT       OFFERING        NUMBER       PERCENT(2)
-----------------------------
William T. Gimbel(3).........  2,439,096        15.98              --       2,439,096       13.28
Florence Neilan..............  2,798,727        18.33              --       2,798,727       15.24
Joe D. Crider(4).............    104,076            *          50,000          54,076           *
David H. Hannah(5)...........     61,610            *              --          61,610           *
Douglas M. Hayes.............      1,500            *              --           1,500           *
Robert Henigson(6)...........    425,250         2.79         150,000         275,250        1.50
Karl H. Loring(7)............     21,723            *              --          21,723           *
William I. Rumer(8)..........    581,983         3.81              --         581,983        3.17
Leslie A. Waite..............     37,104            *              --          37,104           *
Gregg J. Mollins(9)..........     55,151            *              --          55,151           *
Steven S. Weis(10)...........     10,725            *              --          10,725           *
All directors and executive
officers as a group
  (10 persons)(11)...........  3,738,218        24.49                       3,538,218       19.26

---------------

  *  Less than 1%.

 (1) The Company has been advised that the named shareholders have the sole power to vote and to dispose of the shares set forth after their names, except as noted.

 (2) Does not give effect to the exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the Company will issue and sell to the Underwriters an additional 495,000 shares of Common Stock.

 (3) Amounts include 15,000 shares held in Mr. Gimbel's I.R.A. Excludes 191,112 shares owned by Mr. Gimbel's wife and 112,146 shares held by Mr. Gimbel's adult children as to all of which he disclaims beneficial ownership. Also exclude 20,389 shares with respect to which Mr. Gimbel has a vested right pursuant to the Company's Employee Stock Ownership Plan ("ESOP").

 (4) Amounts include 11,250 shares issuable upon the exercise of options held by Mr. Crider, with an exercise price of $12.17 per share. Exclude 28,573 shares with respect to which Mr. Crider has vested right pursuant to the Company's ESOP. Mr. Crider is Chairman of the Board and Chief Executive Officer of the Company.

 (5) Amounts include 15,750 and 11,250 shares issuable upon the exercise of options held by Mr. Hannah, with an exercise price of $7.19 and $12.17 per share, respectively, of which options to acquire 15,750 shares were exercised in September 1997. All of the shares are owned jointly with Mr. Hannah's wife. Exclude 7,417 shares with respect to which Mr. Hannah has a vested right pursuant to the Company's ESOP.

 (6) Amounts include 15,000 shares held by Mr. Henigson's I.R.A. Mr. Henigson is a director of the Company.

 (7) These shares are held by Mr. Loring as Trustee of The Loring Family Trust.

 (8) These shares are held by Mr. Rumer as Trustee of the Rumer Family Trust. Excludes 763,843 shares held by Mr. Rumer's adult children as to which he disclaims beneficial ownership.

 (9) Amounts include 15,750 and 11,250 shares issuable upon the exercise of options held by Mr. Mollins, with an exercise price of $7.19 and $12.17 per share, respectively, of which options to acquire 15,750 shares were exercised in September 1997. Exclude 2,323 shares with respect to which Mr. Mollins has a vested right pursuant to the Company's ESOP.

(10) Amounts include 7,500 shares issuable upon the exercise of options held by Mr. Weis with an exercise price of $12.17 per share.

(11) See notes 3, 4, 5, 6, 7, 8, 9 and 10.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's Common Stock is listed for trading on the NYSE (Symbol: RS) and was first traded on September 16, 1994. Under its Restated Articles of Incorporation, the Company is authorized to issue up to 20,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock. As of September 30, 1997, there were approximately 295 record owners of the Company's Common Stock and 15,209,858 shares of Common Stock outstanding.


             CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. SHAREHOLDERS

     The following discussion is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by Non-U.S. Holders. For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of a share of Common Stock that, for U.S. federal income tax purposes, is (i) a foreign corporation, (ii) a foreign partnership,
(iii) a non-resident alien individual or (iv) a non-resident alien fiduciary of a foreign estate or trust. This summary is not a complete analysis or description of all potential tax consequences to Non-U.S. Holders of Common Stock, nor does it address all aspects of U.S. federal income and estate taxes that may be relevant to Non-U.S. Holders in light of their particular circumstances or to certain types of Non-U.S. Holders that may be subject to special tax treatment under the U.S. federal income tax laws. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, changes to any of which after the date of this Prospectus could apply on a retroactive basis and affect the tax consequences described herein. Prospective purchasers of shares of Common Stock are urged to consult their own tax advisors concerning the overall Non-U.S. Holders federal, state and local tax consequences of ownership and disposition of such shares, as well as any tax consequences under the laws of any other taxing jurisdiction.

NON-U.S. HOLDERS INCOME AND ESTATE TAX CONSEQUENCES

     Dividends paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax at a 30% rate or, if applicable, a lower treaty rate, unless the dividend is "U.S. trade or business income." A dividend will be U.S. trade or business income if it is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder or, in limited circumstances, if a treaty applies, is attributable to a United States permanent establishment maintained by such Non-U.S. Holders. A dividend that is U.S. trade or business income will be exempt from the withholding tax described above if the Non-U.S. Holder files certain forms with the payor of the dividend and will be subject instead (i) to the U.S. federal income tax on net income that applies to U.S. persons and (ii) with respect to corporate holders under certain circumstances, a branch profits tax at the rate of 30% (or, if applicable, a lower treaty rate) that in general is imposed on its earnings and profits attributable to U.S. trade or business income, that are repatriated from the United States. The branch profits tax may not apply if the Non-U.S. Holder is a qualified resident of certain countries with which the United States has an income tax treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding tax, dividends paid on or before December 31, 1998 to an address outside the United States ordinarily are presumed under current Treasury regulations to be paid to a resident of that country absent knowledge that such presumption is unwarranted. However, recently finalized Treasury regulations applicable to dividends paid after December 31, 1998 (the "Final Regulations") require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends.

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a disposition of a share of Common Stock unless
(i) the Company is or has been at any time during the five-year period ending on the date of disposition a "United States real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that it has been or is currently and does not anticipate becoming), and the Non-U.S. Holder has held, directly or constructively, more than 5% of the outstanding Common Stock at any time during the five-year period ending on the date of the disposition (or such shorter period during which such shares were held) and no treaty exception is applicable; (ii) the gain is

U.S. trade or business income; (iii) the Non-U.S. Holder is an individual who holds the share as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual; or (iv) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. In the case of a Non-U.S. Holder that is described under clause (ii) above, gain will be subject to the U.S. federal income tax on net income that applies to U.S. persons and, in addition, if such Non-U.S. Holder is a foreign corporation, the gain may be subject to the branch profits tax described in the preceding paragraph.

     Shares of Common Stock owned or conveyed in certain lifetime transfers or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be includible in his or her gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING


     The Company must report annually to the Internal Revenue Service ("IRS") and to each Non-U.S. Holder the name and address of, the amount of dividends paid to, and any tax withheld with respect to, such Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available by the IRS under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides. In general, backup withholding at a rate of 31% will not apply to dividends paid on or before December 31, 1998 on shares of Common Stock to a Non-U.S. Holder at an address outside the United States. For dividends paid after December 31, 1998, the Final Regulations provide certain presumptions and other rules under which Non-U.S. Holders may be subject to backup withholding and related information reporting in the absence of required certifications.



     The payment of the proceeds from the disposition of shares of Common Stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, existing regulations require information reporting unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a U.S. related person is (i) a controlled foreign corporation, as defined for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or (iii) effective after December 31, 1998, certain brokers that are foreign partnerships with U.S. partners or that are engaged in a U.S. trade or business.


     Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

                                  UNDERWRITING


     Subject to certain terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Prudential Securities Incorporated are acting as representatives (the "Representatives"), have agreed to purchase from the Company and the Selling Shareholders an aggregate of 3,300,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:


                                                                            NUMBER OF
                                   UNDERWRITER                                SHARES
        Donaldson, Lufkin & Jenrette Securities Corporation...............
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.........................................
        Prudential Securities Incorporated................................

                                                                            ----------
                  Total...................................................   3,300,000
                                                                              ========

     The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock is purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed
$          per share. The Underwriters may allow, and such dealers may reallow,
discounts not in excess of $          per share to any other Underwriters and
certain other dealers.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate short positions created in connection with the offering or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions, or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.


     Other than in the United States, no action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.


     The Company has granted to the Underwriters an option to purchase up to an aggregate of 495,000 additional shares of Common Stock at the public offering price less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.


     The Company's directors and executive officers, and certain existing shareholders of the Company owning an aggregate of 6,547,173 shares of the Common Stock of the Company and the Company, have agreed that they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, (a) directly or indirectly, offer to sell, sell, contract to sell, grant any option, right or warrant to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock of the Company owned by them or (b) enter into any swap or other similar arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock for a period of 180 days after the date of this Prospectus except (i) to the Underwriters pursuant to the Underwriting Agreement, (ii) that the Company may issue shares of Common Stock pursuant to the exercise of outstanding options and
(iii) the Company may grant options after the date of this Prospectus under the Company's Incentive and NonQualified Stock Option Plan. Notwithstanding the foregoing, each such holder may dispose of shares by gift or may pledge their shares as collateral to institutional lenders, provided in each case that the recipient or pledgee, respectively, agrees to be bound by the terms of the agreement for the balance of the period.


                                 LEGAL MATTERS

     The validity of the authorization and issuance of the Shares offered by this Prospectus will be passed upon for the Company by Arter & Hadden, 700 South Flower Street, Los Angeles, California 90017, counsel for the Company. Certain legal matters in connection with the securities offered hereby will be passed upon for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

                                    EXPERTS

     The consolidated financial statements (including the schedule incorporated by reference) of Reliance Steel & Aluminum Co. at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, files reports and other information with the Securities and Exchange Commission (the "Commission"). All reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at Regional Offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).


     The Company's Common Stock is listed on the NYSE and reports, proxy and information statements and other information concerning the Company can be inspected at the NYSE located at 20 Broad Street, New York, New York 10005.


     The Company has filed a Registration Statement on Form S-3 with the Commission under the Securities Act of 1933, as amended, covering the Shares. This Prospectus omits certain information and exhibits included in that Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C. Statements contained in this Prospectus regarding the provisions of documents filed with, or incorporated by reference in, the Registration Statement are necessarily summaries and are qualified in their entirety by reference to the applicable document filed with the Commission.

                           INCORPORATION BY REFERENCE


     The Company incorporates by reference into this Prospectus the following documents filed under the Exchange Act (File No. 001-13122) (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, (b) the Company's registration statement on Form 8-A filed June 2, 1994, (c) the Company's Form 10-Q for the quarter ended September 30, 1997, (d) the Company's Form 10-Q for the quarter ended June 30, 1997, (e) the Company's Form 10-Q for the quarter ended March 31, 1997, (f) the Company's current report on Form 8-K dated April 2, 1997, and (g) the Company's current report on Form 8-K dated January 2, 1997. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering will be deemed to be incorporated by reference in this Prospectus and to be a part of it from the respective dates of filing of those documents. Copies of all documents which are incorporated by reference will be provided without charge to anyone to whom this Prospectus is delivered upon a written or oral request to Reliance Steel & Aluminum Co., 2550 East 25th Street, Los Angeles, California 90058; Telephone: (213) 582-2272.


     Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in it will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in it modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                         RELIANCE STEEL & ALUMINUM CO.

       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                                                                                        PAGE
                                                                                        -----
Consolidated Financial Statements (Audited)
  Report of Independent Auditors......................................................  F-2
  Consolidated Balance Sheets at December 31, 1996 and 1995...........................  F-3
  Consolidated Statements of Income for the Years ended December 31, 1996, 1995 and
     1994.............................................................................  F-4
  Consolidated Statements of Shareholders' Equity for the Years ended December 31,
     1996, 1995 and 1994..............................................................  F-5
  Consolidated Statements of Cash Flows for the Years ended December 31, 1996, 1995 and 1994.........................................................................  F-6
  Notes to Consolidated Financial Statements..........................................  F-8
Quarterly Results of Operations (Unaudited) for the Years ended December 31, 1996,
  1995
  and 1994............................................................................  F-19
Consolidated Financial Statements (Unaudited)
  Consolidated Balance Sheets at September 30, 1997 and December 31, 1996.............  F-20
  Consolidated Statements of Income for the Nine Months ended September 30, 1997 and
     1996.............................................................................  F-21
  Consolidated Statements of Cash Flows for the Nine Months ended September 30, 1997 and 1996.........................................................................  F-22
  Notes to Consolidated Financial Statements..........................................  F-23

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Reliance Steel & Aluminum Co.

     We have audited the accompanying consolidated balance sheets of Reliance Steel & Aluminum Co. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliance Steel & Aluminum Co. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Long Beach, California
February 17, 1997, except for
Note 10, as to which the date
is June 27, 1997

                         RELIANCE STEEL & ALUMINUM CO.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
Current assets:
  Cash and cash equivalents............................................  $    815     $ 18,012
  Accounts receivable, less allowance for doubtful accounts of $2,899
     in 1996 and $3,253 in 1995........................................    73,092       68,874
  Inventories..........................................................   122,778       71,976
  Prepaid expenses and other current assets............................     6,700        5,550
  Deferred income taxes................................................     7,515        2,525
                                                                         --------     --------
Total current assets...................................................   210,900      166,937
Property, plant and equipment, at cost:
  Land.................................................................    21,054       14,873
  Buildings............................................................    80,687       36,688
  Machinery and equipment..............................................    88,551       67,802
  Allowances for depreciation..........................................   (56,678)     (53,077)
                                                                         --------     --------
                                                                          133,614       66,286
Investment in 50%-owned company........................................    28,958       25,561
Other assets...........................................................    17,704        1,689
                                                                         --------     --------
Total assets...........................................................  $391,176     $260,473
                                                                         ========     ========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $ 50,274     $ 46,800
  Accrued expenses.....................................................     9,093        6,078
  Wages and related accruals...........................................     4,636        5,292
  Income taxes payable.................................................        90        5,136
  Deferred income taxes................................................     7,587           --
  Current maturities of long-term debt.................................     2,455        2,900
                                                                         --------     --------
Total current liabilities..............................................    74,135       66,206
Long-term debt.........................................................   107,450       30,350
Deferred income taxes..................................................    16,949           --
Commitments............................................................        --           --
Shareholders' equity:
  Preferred stock, no par value:
     Authorized shares -- 5,000,000
     None issued or outstanding........................................        --           --
  Common stock, no par value:
     Authorized shares -- 20,000,000
     Issued and outstanding shares -- 15,489,430 in 1996 and 15,408,460
      in 1995, stated capital..........................................    61,131       60,344
  Retained earnings....................................................   131,511      103,573
                                                                         --------     --------
Total shareholders' equity.............................................   192,642      163,917
                                                                         --------     --------
Total liabilities and shareholders' equity.............................  $391,176     $260,473
                                                                         ========     ========

                            See accompanying notes.

                         RELIANCE STEEL & ALUMINUM CO.

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1996           1995           1994
Net sales..............................................  $  653,975     $  561,341     $  446,866
Other income...........................................       4,464          2,318          1,799
                                                         ----------     ----------     ----------
                                                            658,439        563,659        448,665
Costs and expenses:
  Cost of sales........................................     492,199        432,059        344,705
  Warehouse, delivery, selling, administrative and
     general...........................................     109,625         89,401         73,348
  Depreciation and amortization........................       8,464          5,208          4,290
  Interest.............................................       3,940          1,595          2,120
                                                         ----------     ----------     ----------
                                                            614,228        528,263        424,463
                                                         ----------     ----------     ----------
Income before equity in earnings of 50%-owned company
  and joint venture and income taxes...................      44,211         35,396         24,202
Equity in earnings of 50%-owned company and joint
  venture..............................................       5,340          3,199             48
                                                         ----------     ----------     ----------
Income before income taxes.............................      49,551         38,595         24,250
Income taxes...........................................      19,761         15,893          9,840
                                                         ----------     ----------     ----------
Net income.............................................  $   29,790     $   22,702     $   14,410
                                                         ==========     ==========     ==========
Earnings per share.....................................  $     1.90     $     1.45     $     1.14
                                                         ==========     ==========     ==========
Weighted average shares outstanding....................  15,679,963     15,591,258     12,624,373
                                                         ==========     ==========     ==========

                            See accompanying notes.

                         RELIANCE STEEL & ALUMINUM CO.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                  COMMON STOCK
                                                             ----------------------     RETAINED
                                                               SHARES       AMOUNT      EARNINGS
Balance at January 1, 1994.................................  11,012,427     $16,491     $ 73,610
  Net income for the year..................................          --          --       14,410
  Stock options exercised..................................     155,178       1,172           --
  Stock issued under incentive bonus plan..................      16,701         190           --
  Cash dividends -- $.10 per share.........................          --          --       (1,192)
  Repurchase of stock......................................     (62,352)       (184)        (418)
  Issuance of stock, net of offering costs of $612.........   5,175,000      45,904           --
                                                             ----------     -------     --------
Balance at December 31, 1994...............................  16,296,954      63,573       86,410
  Net income for the year..................................          --          --       22,702
  Stock options exercised..................................      17,250         106           --
  Stock issued under incentive bonus plan..................      35,206         311           --
  Cash dividends -- $.10 per share.........................          --          --       (1,556)
  Repurchase of stock......................................    (940,950)     (3,646)      (3,983)
                                                             ----------     -------     --------
Balance at December 31, 1995...............................  15,408,460      60,344      103,573
  Net income for the year..................................          --          --       29,790
  Stock options exercised..................................      56,111         404           --
  Stock issued under incentive bonus plan..................      24,859         383           --
  Cash dividends -- $.12 per share.........................          --          --       (1,852)
                                                             ----------     -------     --------
Balance at December 31, 1996...............................  15,489,430     $61,131     $131,511
                                                             ==========     =======     ========


                            See accompanying notes.

                         RELIANCE STEEL & ALUMINUM CO.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1996          1995         1994
OPERATING ACTIVITIES
Net income................................................. $  29,790     $ 22,702     $ 14,410
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization............................     8,464        5,208        4,290
  Deferred taxes...........................................     1,535       (1,777)         284
  Losses on sales of equipment.............................       459          387          563
  Net gain on sale of real estate..........................    (1,519)          --           --
  Equity in earnings of 50%-owned company and joint
     venture...............................................    (4,823)      (3,199)         (48)
  Changes in operating assets and liabilities:
     Accounts receivable...................................    16,445          (32)     (13,898)
     Inventories...........................................    (6,687)      (3,175)      (7,129)
     Prepaid expenses and other assets.....................     3,625        1,343       (1,346)
     Income taxes payable..................................    (5,051)       3,799        1,292
     Accounts payable and accrued expenses.................    (5,812)      14,099        4,484
                                                            ---------     --------     --------
Net cash provided by operating activities..................    36,426       39,355        2,902
INVESTMENT ACTIVITIES
Purchases of property, plant and equipment.................   (21,395)      (7,867)      (9,510)
Proceeds from sales of equipment...........................     1,082           68        1,126
Acquisition of CCC Steel, Inc..............................   (24,974)          --           --
Acquisition of Siskin Steel & Supply Company, Inc..........   (70,935)          --           --
Acquisition of certain assets of a metals service center...        --           --       (5,533)
Purchase of a 50%-owned company............................        --      (19,250)          --
Dividends received from 50%-owned company..................     1,426        1,405           --
Change in investment in joint ventures.....................        --           --        1,952
Proceeds from the sale of certain assets of a metals
  service center...........................................        --        4,200           --
                                                            ---------     --------     --------
Net cash used in investing activities......................  (114,796)     (21,444)     (11,965)
FINANCING ACTIVITIES
Proceeds from borrowings...................................   105,273       32,097           --
Principal payments on long-term debt and short-term
  borrowings...............................................   (43,035)     (31,571)     (29,695)
Dividends paid.............................................    (1,852)      (1,556)      (1,103)
Issuance of common stock...................................       787          417       47,266
Repurchase of common stock.................................        --       (7,629)        (602)
                                                            ---------     --------     --------
Net cash provided by (used in) financing activities........    61,173       (8,242)      15,866
                                                            ---------     --------     --------
(Decrease) increase in cash and cash equivalents...........   (17,197)       9,669        6,803
Cash and cash equivalents at beginning of year.............    18,012        8,343        1,540
                                                            ---------     --------     --------
Cash and cash equivalents at end of year................... $     815     $ 18,012     $  8,343
                                                            =========     ========     ========

                            See accompanying notes.

                         RELIANCE STEEL & ALUMINUM CO.

                                 (IN THOUSANDS)

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES:

     During 1995, certain assets of the Company were exchanged in a non-monetary transaction. The asset value exchanged was approximately $4,305. Additionally, the Company's 50% interest in American Metals Corporation was contributed to American Steel, L.L.C., of which the Company owns 50%.

     Effective at the close of business on September 30, 1995, the Company received the following assets and liabilities upon the dissolution of the Feralloy Reliance Company, L.P. joint venture:

               Inventory.............................................   $19,678
               Accounts receivable...................................    11,666
               Fixed assets..........................................     2,567
               Other assets..........................................       159
               Liabilities...........................................     4,881
               Note payable..........................................    21,400

                            See accompanying notes.

                         RELIANCE STEEL & ALUMINUM CO.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Reliance Steel & Aluminum Co. and its wholly-owned subsidiaries, which include CCC Steel, Inc., MetalCenter, Inc., Siskin Steel & Supply Company, Inc. and 97%-owned Valex Corp. on a consolidated basis (the "Company"). All significant intercompany transactions have been eliminated in consolidation. The Company accounts for its 50% investment in American Steel, L.L.C. and its investment in joint ventures on the equity method of accounting.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Business

     The Company, including its 50% investment in American Steel, L.L.C, operates a network of 33 metals service centers in 13 states, which provide value-added metals processing services and distribute a full line of over 20,000 metal products. Valex Corp. is a leading domestic manufacturer and international distributor of electropolished stainless steel tubing and fittings for use in the semiconductor industry. Valex operations include 6 distribution centers in 6 states and an international sales office in addition to its headquarters and manufacturing facility.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company sells its products to a geographically diverse customer base in various industries. Credit is extended based upon an evaluation of each customer's financial condition, with terms consistent in the industry and no collateral required. Losses from credit sales are provided for in the financial statements and consistently have been within the allowance provided.

  Fair Values of Financial Instruments

     Fair values of cash and cash equivalents, short-term borrowings and the current portion of long-term debt approximate cost due to the short period of time to maturity. Fair values of long-term debt, which have been determined based on borrowing rates currently available to the Company for loans with similar terms or maturity, approximate the carrying amounts in the consolidated financial statements.

  Cash Equivalents

     The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are held by major financial institutions.

  Inventories

     Inventories for the Company's metals service centers have been stated on the last-in, first-out ("LIFO") method, which is not in excess of market. The Company uses the LIFO method of inventory valuation because it results in a better matching of costs and revenues. At December 31, 1996 and 1995, inventories

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

would have been $25,312,000 and $30,563,000 higher, respectively, had the first-in, first-out ("FIFO") method been used. Inventories of Valex Corp. were $19,130,000 and $9,188,000 at December 31, 1996 and 1995, respectively, and are stated on the FIFO method, which is not in excess of market.

  Depreciation

     The provision for depreciation of property, plant and equipment is generally computed on the straight-line method at rates designed to distribute the cost of assets over the useful lives, estimated as follows:

            Buildings...........................................     31 1/2 years
            Machinery and equipment.............................       3-10 years

  Other Assets

     Goodwill, representing the excess of the purchase price over the fair values of the net assets of acquired entities, is being amortized over the period of expected benefit of 40 years. Other intangible assets are being amortized over the period of expected benefit, generally 5 years.

  Revenue Recognition

     The Company recognizes revenue from product sales at the time of shipment. Provisions are made currently for estimated returns.

  Stock-Based Compensation

     The Company elected to continue to account for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations. Management has determined that the effect of applying Financial Accounting Standards Board Statement No. 123's fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported. Under the provisions of APB 25, compensation expense is measured at the grant date for the difference between the fair value of the stock and the exercise price.

  Earnings Per Share

     Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents (attributable to stock options, which are not material) outstanding during each period. Common stock equivalents were calculated using the treasury stock method. All weighted shares and per-share amounts have been adjusted for a 3:2 common stock split that occurred in June 1997 and for a 2:1 common stock split that occurred in May 1994. (See
Note 10.)

2. ACQUISITIONS

     Effective October 1, 1996, the Company purchased 100% of the outstanding voting and non-voting capital stock of Siskin Steel & Supply Company, Inc. ("Siskin") for $71,000,000. Siskin was a privately-held metals service center in the Southeastern United States, with locations in Chattanooga and Nashville, Tennessee; Spartanburg, South Carolina; and Birmingham, Alabama. The purchase of Siskin was funded by drawing $6,000,000 on the Company's revolving line of credit and issuing $65,000,000 of promissory notes. The promissory notes were redeemed on January 2, 1997 from the proceeds of a private placement of debt of $75,000,000.

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

     Effective April 3, 1996, the Company purchased 100% of the outstanding capital stock of CCC Steel, Inc. ("CCC Steel") for approximately $25,000,000 in cash. CCC Steel was a privately-held carbon steel service center, with facilities in Los Angeles and Salt Lake City. The purchase was funded through the Company's revolving line of credit.

     These purchases were accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of the acquisition. The excess of purchase price over the estimated fair values of the net assets acquired of $2,155,000 and $13,598,000 for Siskin and CCC Steel, respectively, has been recorded as goodwill. Related amortization expense amounted to approximately $300,000 for the year ended December 31, 1996.

     The operating results of these acquisitions are included in the Company's consolidated results of operations from the date of each acquisition. The following unaudited proforma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of each period after the effect of certain adjustments, including amortization of goodwill, interest expense on the acquisition debt and related income tax effects. These proforma results have been presented for comparative purposes only and are not indicative of what would have occurred had the acquisition been made as of January 1, 1995, or of any potential results which may occur in the future.

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1996         1995
                                                                 (IN THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
        Proforma:
        Net sales..............................................  $780,109     $767,401
        Net income.............................................    30,740       26,393
        Earnings per share.....................................  $   1.69     $   1.96

     On January 9, 1996, the Company purchased certain assets of a metals service center in Albuquerque, New Mexico. These assets were combined with the Company's existing non-ferrous metalcenter operations in Albuquerque. In August 1994, the Company purchased certain assets of a metals service center in Salt Lake City, Utah for a purchase price of approximately $5,500,000. These acquisitions were accounted for using the purchase method and were not material to the financial statements of the Company.

3.  INVESTMENTS IN 50%-OWNED COMPANY AND JOINT VENTURE

     On July 1, 1995, the Company acquired a 50% interest in the Membership Units of American Steel, L.L.C. ("American Steel"), a newly-formed company, for $19,250,000 in cash. American Steel is owned 50% each by American Industries, Inc. ("American") and the Company and includes American's former metals service centers in Portland, Oregon and Kent (Seattle), Washington. At the date of acquisition, American Steel also owned a metals service center in Vancouver, British Columbia, which was sold in January 1997. Additionally, American and the Company each contributed their 50% interests in American Metals Corporation ("American Metals"), a joint venture created in 1993 between the Company and American, to American Steel. American Metals operates three metals service centers in California. The Operating Agreement of American Steel provides that the Company may purchase the remaining 50% of American Steel during a term of three years following the earlier of the death of the owner of American, or December 31, 2005. The price shall be the greater of American's current Capital Account or 50% of the fair market value of American Steel. The Operating Agreement gives the Company complete control over the assets and operations of American Steel. Summarized financial information for American Steel, accounted for

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

by the equity method, is as follows as of and for the twelve months ended December 31, 1996 and for the six months ended December 31, 1995 (in thousands):

                                                                   1996         1995
        Current assets.........................................  $ 46,462     $ 51,638
        Property, plant, and equipment and other assets........    48,373       48,864
        Current liabilities....................................     9,553       34,398
        Long-term liabilities..................................     3,319        4,068
        Net sales..............................................   178,882       86,394
        Gross profit...........................................    45,055       21,012
        Income before income taxes.............................    10,281        4,278
        Net income.............................................     9,247        3,954

     At the close of business on September 30, 1995, the Company completed an agreement with Feralloy Corporation to terminate their joint venture, Feralloy Reliance Company, L. P. ("FRLP"). Under terms of the agreement, the net assets and the business of the joint venture's service center operation based in Fremont were distributed to Feralloy West Company, which is not affiliated with the Company. The net assets and the business of the service center operation based in Los Angeles, which consisted of a steel slitting operation and a service center operation, were distributed to the Company. On November 3, 1995, the Company sold certain assets of the Los Angeles steel slitting operation. This transaction did not have a material effect on the financial position or results of operations of the Company. The Company is operating the steel service center business received upon the dissolution of the FRLP joint venture as a separate division. Revenues for the period October 1, 1995 to December 31, 1995 and for the twelve months ended December 31, 1996 were $8,900,000 and $41,800,000, respectively.

     The Company leased buildings and cranes to FRLP through September 30, 1995 and through December 31, 1994 subleased a building to FRLP at a rate which was equal to the Company's lease payments. For a fee, the Company also provided data processing, accounting and certain administrative services to FRLP through September 30, 1995.

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

4.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                      DECEMBER 31,
                                                                  --------------------
                                                                    1996        1995
                                                                     (IN THOUSANDS)
          Revolving line of credit ($100,000,000 limit), due
             July 31, 1999, interest at variable rates (6.06% at
             December 31, 1996), payable monthly................  $ 39,000     $25,000
          Promissory notes, due January 2, 1997, interest
             payable at maturity at 6.16%.......................    65,000          --
          Variable Rate Demand Industrial Development Revenue
             Bonds, Series 1989 A, due July 1, 2014, with
             interest payable quarterly; average interest rate
             during 1996 of 3.6%................................     3,550       3,650
          9% Senior Notes, due March 1, 1997, semiannual
             payments of $1,400,000, with interest payable
             quarterly..........................................     1,800       4,600
          Revolving line of credit ($10,000,000 limit), due
             February 28, 1997, interest at variable rates (7.0%
             at December 31, 1996)..............................       555          --
                                                                  --------     -------
                                                                   109,905      33,250
          Less amounts due within one year......................    (2,455)     (2,900)
                                                                  --------     -------
                                                                  $107,450     $30,350
                                                                  ========     =======

     The Company's revolving line of credit, as amended, was increased to $100,000,000 during 1996. In connection with the acquisition of Siskin, the company issued $65,000,000 of promissory notes to the shareholders of Siskin. The notes were collateralized by standby letters of credit obtained under the Company's revolving line of credit. The promissory notes have been excluded from current liabilities due to the refinancing of the obligation with the long-term senior unsecured notes on January 2, 1997. The summary of aggregate maturities of long-term debt summarized below include the payment terms of the senior unsecured notes.

     The promissory notes were redeemed on January 2, 1997 from the proceeds of the issuance of $75,000,000 in senior unsecured notes in a private placement of debt. The notes mature at various dates during the period January 2, 2004 to January 2, 2009 and bear interest at an average interest rate of 7.22%.

     The Company's long-term loan agreements include certain restrictions on the amount of corporate borrowings, leasehold obligations, investments, cash dividends, capital expenditures, and acquisition of the Company's Common Stock, among other things. In addition, the agreements require the maintenance of certain financial ratios. At December 31, 1996, retained earnings in the amount of $16,261,000 were available for the payment of cash dividends.

     Interest paid during 1996, 1995 and 1994 amounted to $2,550,000, $1,434,000, and $2,208,000, respectively.

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

     The following is a summary of aggregate maturities of long-term debt for each of the next five years (in thousands):

              1997....................................................  $  2,455
              1998....................................................       100
              1999....................................................    39,100
              2000....................................................       100
              2001....................................................       100
              Thereafter..............................................    68,050
                                                                        --------
                                                                        $109,905
                                                                        ========

5.  STOCK OPTION PLANS

     During 1989, the Company adopted a Non-Qualified Stock Option Plan which provided for the granting of options to key employees to purchase up to 630,000 shares of the Company's Common Stock at a price at least equal to the fair market value of the stock at the grant date. The Plan, by its terms, expired on December 31, 1993. No options are exercisable until after one year from the grant date, and in each of the following four years, 25% of the options become exercisable on a cumulative basis. Options are exercisable for a period of five years from the date of grant. All options outstanding under the 1989 Plan expire during 1997. Transactions under this plan are as follows:

                                                                      WEIGHTED AVERAGE
                         STOCK OPTIONS                    SHARES       EXERCISE PRICE
        -----------------------------------------------  --------     ----------------
        Outstanding at January 1, 1994.................   422,091          $ 5.92
          Granted......................................        --              --
          Exercised....................................  (155,178)         $ 5.13
          Expired......................................   (96,027)         $ 5.13
                                                         --------           -----
        Outstanding at December 31, 1994...............   170,886          $ 7.08
          Granted......................................        --              --
          Exercised....................................   (17,250)         $ 6.13
          Expired......................................    (4,725)         $ 7.19
                                                         --------           -----
        Outstanding at December 31, 1995...............   148,911          $ 7.19
          Granted......................................        --              --
          Exercised....................................   (56,110)         $ 7.19
          Expired......................................    (4,725)         $ 7.19
                                                         --------           -----
        Outstanding at December 31, 1996...............    88,076          $ 7.19
                                                         ========           =====

     In 1994, the Board of Directors of the Company adopted an Incentive and Non-Qualified Stock Option Plan (the "1994 Plan"). There were 1,125,000 shares of Common Stock reserved for issuance under the 1994 Plan. The 1994 Plan provides for granting of stock options that may be either "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986 (the "Code") or "non-qualified stock options," which do not satisfy the provisions of Section 422A of the Code. Options are required to be granted at an option price per share equal to the fair market value of Common Stock on the date of grant, except that the exercise price of incentive stock options granted to any employee who owns (or, under pertinent Code provisions, is deemed to own) more than 10% of the outstanding Common Stock of the Company, must equal at least 110% of fair market value on the date of grant. Stock options may not be granted longer than ten years

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

from the date of the 1994 Plan. All options granted have five year terms and vest at the rate of 25% per year, commencing one year from the date of grant.

     On January 24, 1996, non-qualified stock options to purchase 332,250 shares of the Company's Common Stock at $12.17 per share were granted under the 1994 Plan. No options were granted during 1995 or 1994. No options were exercisable during 1996.

6. INCOME TAXES

     Deferred income taxes are computed using the liability method and reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The provision for income taxes reflects the taxes to be paid for the period and the change during the period in the deferred tax assets and liabilities. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                     1996        1995
        Deferred tax assets:
          Accrued expenses not currently deductible for tax....... $  6,287     $4,738
          Tax basis in excess of book basis of assets transferred
             to the Company upon dissolution of FRLP (Note 3).....       --      1,448
          Unicap..................................................      783      1,041
          Goodwill................................................      445        301
                                                                   --------     ------
        Total deferred tax assets.................................    7,515      7,528
                                                                   --------     ------
        Deferred tax liabilities:
          Tax over book depreciation..............................    9,030      4,600
          Book basis in excess of tax basis on:
             Inventory acquired...................................    7,574         --
             Property, plant and equipment acquired...............    7,919         --
          Other, net..............................................       13        403
                                                                   --------     ------
        Total deferred tax liabilities............................   24,536      5,003
                                                                   --------     ------
        Net deferred (liabilities) assets......................... $(17,021)    $2,525
                                                                   ========     ======

     Significant components of the provision for income taxes are as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                          1996        1995        1994
        Current:
          Federal....................................... $14,598     $13,824     $7,559
          State.........................................   3,628       3,846      1,997
                                                         -------     -------     ------
                                                          18,226      17,670      9,556

        Deferred:
          Federal.......................................   1,232      (1,652)        61
          State.........................................     303        (125)       223
                                                         -------     -------     ------
                                                           1,535      (1,777)       284
                                                         -------     -------     ------
                                                         $19,761     $15,893     $9,840
                                                         =======     =======     ======

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

     The reconciliation of income tax at the U.S. federal statutory tax rates to income tax expense is as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                                     -----------------------
                                                                     1996     1995     1994
     Income tax at U.S. statutory tax rates........................  35.0%    35.0%    35.0%
     State income tax, net of federal tax effect...................   5.0      5.6      6.0
     Other.........................................................   (.1)      .6      (.4)
                                                                     ----     ----     ----
     Effective tax rate............................................  39.9%    41.2%    40.6%
                                                                     ====     ====     ====

     Income tax payments during 1996, 1995 and 1994 were $22,922,000, $13,871,000 and $7,889,000, respectively.

7. SHAREHOLDERS' EQUITY

     In September 1994, the Company sold 5,175,000 shares at an initial offering price of $9.67 per share. The proceeds of $45,904,000 (net of underwriter commissions and offering costs) were used for the pay down of bank debt, for working capital purposes and to fund a portion of the acquisition of a 50% interest in American Steel, L.L.C.

     In December 1994, the Board of Directors approved a stock repurchase plan, authorizing the Company to purchase up to 750,000 shares of its Common Stock from time to time in the open market or in privately-negotiated transactions. Repurchased shares are redeemed and treated as authorized but unissued shares. In February 1995, the Board of Directors authorized the Company to purchase up to an additional 750,000 shares. As of December 31, 1996, the Company had repurchased a total of 977,700 shares of its Common Stock at an average cost of $8.12 per share. No shares were repurchased during 1996.

8. LEASES

     The Company leases land and buildings under noncancellable operating leases expiring in various years through 2001. Several of the leases have renewal options providing for additional lease periods. Future minimum payments, by year and in the aggregate, under the noncancellable leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1996 (in thousands):

               1997...................................................  $2,884
               1998...................................................   2,393
               1999...................................................   1,119
               2000...................................................     848
               2001...................................................     565
               Thereafter.............................................   1,079
                                                                        ------
                                                                        $8,888
                                                                        ======

     Total rental expense amounted to $3,858,000, $2,099,000, and $1,881,000 for 1996, 1995 and 1994, respectively.

9. EMPLOYEE BENEFITS

     The Company has an employee stock ownership plan ("the ESOP") and trust that has been approved by the Internal Revenue Service as a qualified plan. The ESOP is a noncontributory plan which covers salaried and certain hourly employees of the Company. The amount of the annual contribution is at the discretion of

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

the Board of Directors of the Company, except that the minimum amount must be sufficient to enable the ESOP Trust to meet its current obligations.

     The Company has a noncontributory defined benefit pension plan covering salaried and certain hourly employees of the Company. Benefits are based upon the employees' earnings. The annual contribution is based upon the minimum funding requirement under Section 412 of the Internal Revenue Code. There is no past service liability in connection with the pension plan. The assets of the pension plan consist primarily of investments in short-term money market funds, common stock of publicly traded companies and the Company's Common Stock. On July 5, 1996, benefits under the pension plan were frozen, as the Company elected to replace the pension plan with a 401(k) plan. During 1996, the Company recorded an additional net pension expense of approximately $1,000,000 related to termination of the plan. The Board of Directors of the Company approved the termination of the pension plan in February 1997. Distributions under the pension plan will be made in 1997.

     The net periodic pension costs for the plans are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                  ------------------------
                                                                   1996      1995     1994
                                                                       (IN THOUSANDS)
    Service costs -- benefits earned during the year..........    $  308     $443     $387
    Interest cost on projected benefit obligation.............       525      444      400
    Actual return on assets...................................      (949)    (752)    (386)
    Net amortization and deferral.............................       573      444       18
    Curtailment/termination expense...........................     1,000       --       --
                                                                  ------     ----     -----
                                                                  $1,457     $579     $419
                                                                  ======     ====     =====

     The following is a summary of the status of the funding of the pension plan:

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1996       1995
                                                                      (IN THOUSANDS)
        Actuarial present value of benefit obligations:
          Vested benefit obligations.............................    $4,458     $4,022
          Non-vested benefit obligations.........................       448        371
                                                                     ------     ------
        Accumulated benefit obligations..........................    $4,906     $4,393
                                                                     ======     ======
        Projected benefit obligations............................    $4,906     $5,932
        Assets of the plan at market.............................     5,899      5,025
                                                                     ------     ------
        Excess of plan assets over projected benefit
          obligation.............................................       993       (907)
        Unrecognized net (gain) loss.............................      (109)       619
        Unrecognized net transition obligation being recognized
          over 15 years..........................................        --        124
        Reserve for curtailment/termination......................      (884)        --
                                                                     ------     ------
        Prepaid (accrued) pension liabilities....................    $   --     $ (164)
                                                                     ======     ======

     In determining the actuarial present value of projected benefit obligations for the Company's pension plan at December 31, 1996 and 1995, the Company assumed a discount rate of 7.25%, an increase in annual future compensation levels of 4.50%, and an expected long-term annual rate of return on assets of 8.25%.

     The Company has various contributory 401(k) retirement plans that cover substantially all of the Company's employees who meet minimum service requirements and who are not covered by a collective bargaining agreement, including a newly adopted 401(k) plan which replaced the Company's defined benefit

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

pension plan. Contributions to the plans are funded annually and are determined at the discretion of the Company's Board of Directors.

     Effective January 1996, the Company adopted a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified pension plan that provides post-retirement benefits to key officers of the Company. The SERP is administered by the Compensation and Stock Option Committee of the Board of Directors. Benefits are based upon the employees' earnings. At December 31, 1996, the unfunded projected benefit obligation for the plan amounted to $2,883,000, of which $2,348,000 represents prior service costs which are subject to later amortization. Life insurance policies will be purchased for most individuals covered by the SERP and will be funded by the Company. The Company recorded pension expense of $575,000 related to the SERP in 1996, of which $195,000 and $191,000 represents amortization of prior service costs and interest costs, respectively.

     The Company's contribution expense for Company sponsored retirement plans were as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1996       1995       1994
                                                                  (IN THOUSANDS)
        Pension Plan...................................    $1,457     $  579     $  419
        Employee Stock Ownership Plan..................       600        600        555
        401(k) Plans...................................       546        100         72
        Supplemental Executive Retirement Plan.........       575         --         --
                                                           ------     ------     ------
                                                           $3,178     $1,279     $1,046
                                                           ======     ======     ======

     The Company participates in various multi-employer pension plans covering certain employees not covered under the Company's benefit plans pursuant to agreements between the Company and collective bargaining units who are members of such plans. The Company is unable to determine its relative position with regard to defined benefit plans to which contributions are made as a result of collective bargaining agreements.

     The Company has a "Key-Man Incentive Plan" (the "Incentive Plan") for division and subsidiary managers and officers, which is administered by the Compensation and Stock Option Committee of the Board of Directors. For 1996, 1995, and 1994 this incentive compensation bonus was payable 75% in cash and 25% in the Company's Common Stock. The Company accrued $1,763,000, $1,533,000 and $1,254,000 under the Incentive Plan as of December 31, 1996, 1995 and 1994, respectively. In April 1996 and 1995, the Company issued 24,859 and 35,206 shares of Common Stock to employees under the incentive bonus plan for the years ended December 31, 1995 and 1994, respectively.

10. SUBSEQUENT EVENTS

     On March 13, 1997, the Company reached an agreement to purchase 100% of the outstanding shares of Amalco Metals, Inc. ("Amalco"), subject to successful completion of due diligence. Amalco was a privately-held metals service center located in Union City, California. This transaction was completed in April 1997. For the year ended April 30, 1996, Amalco's net sales were approximately $31,000,000.

     On March 10, 1997, the Company reached an agreement to purchase 100% of the outstanding capital stock of AMI Metals, Inc. ("AMI"), subject to successful completion of due diligence. AMI was a privately-held metals service center company headquartered in Brentwood, Tennessee, with additional locations in Fontana, California; Wichita, Kansas; Fort Worth, Texas; Kent, Washington; and Swedesboro, New Jersey. The transaction was completed April 2, 1997, at which time AMI became a wholly-owned subsidiary of the Company. For the year ended February 28, 1997, AMI's net sales were approximately $77,000,000.

                         RELIANCE STEEL & ALUMINUM CO.

                               DECEMBER 31, 1996

     During January and February 1997, the Company repurchased additional shares of the Company's Common Stock, bringing the cumulative total to 1,305,900 shares at an average cost of $11.09 per share.


     On May 28, 1997, the Board of Directors declared a 3:2 stock split in the form of a 50% stock dividend on the Company's Common Stock, payable June 27, 1997 to shareholders of record June 6, 1997. All share and per share amounts have been retroactively restated in these consolidated financial statements and notes thereto.

                         RELIANCE STEEL & ALUMINUM CO.

                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended December 31, 1996, 1995 and 1994:

                                          MARCH 31      JUNE 30      SEPTEMBER 30      DECEMBER 31
                                          ---------     --------     -------------     ------------
                                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
    1996:
      Net sales.........................  $ 157,634     $164,628       $ 153,395         $178,318
      Cost of sales.....................    120,585      125,506         115,767          130,341
      Net income........................      7,844        7,766           6,973            7,207
      Earnings per share................       0.51         0.49            0.45             0.46
    1995:
      Net sales.........................  $ 136,502     $140,753       $ 135,317         $148,769
      Cost of sales.....................    105,698      109,512         103,749          113,100
      Net income........................      5,567        5,621           5,676            5,838
      Earnings per share................       0.35         0.37            0.37             0.37
    1994:
      Net sales.........................  $ 104,919     $109,082       $ 115,718         $117,147
      Cost of sales.....................     82,283       83,959          89,028           89,435
      Net income........................      3,068        3,739           3,775            3,828
      Earnings per share................       0.27         0.33            0.31             0.23

     Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year shown elsewhere.

                         RELIANCE STEEL & ALUMINUM CO.



                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)



                                     ASSETS



                                                                     SEPTEMBER 30,     DECEMBER 31,
                                                                         1997              1996
                                                                     -------------     ------------
                                                                      (UNAUDITED)         (NOTE)
Current assets:
  Cash and cash equivalents........................................    $   3,529         $    815
  Accounts receivable, less allowance for doubtful accounts of
     $4,020 at September 1997 and $2,899 at December 1996..........      123,911           73,092
  Inventories......................................................      140,089          122,778
  Prepaid expenses and other current assets........................        1,528            6,700
  Deferred income taxes............................................        7,975            7,515
                                                                        --------         --------
Total current assets...............................................      277,032          210,900
Property, plant and equipment, at cost:
  Land.............................................................       25,745           21,054
  Buildings........................................................       89,474           80,687
  Machinery and equipment..........................................      100,153           88,551
  Allowances for depreciation......................................      (63,189)         (56,678)
                                                                        --------         --------
                                                                         152,183          133,614
Investment in 50%-owned company....................................       28,803           28,958
Intangibles........................................................       47,215           17,704
                                                                        --------         --------
Total assets.......................................................    $ 505,233         $391,176
                                                                        ========         ========

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses............................    $  86,513         $ 59,367
  Wages and related accruals.......................................        5,765            4,636
  Income taxes payable.............................................         (781)              90
  Deferred income taxes............................................        7,864            7,587
  Current maturities of long-term debt.............................          100            2,455
                                                                        --------         --------
Total current liabilities..........................................       99,461           74,135
Long-term debt.....................................................      179,350          107,450
Deferred income taxes..............................................       17,169           16,949
Shareholders' equity:
  Preferred stock, no par value: Authorized shares -- 5,000,000
     None issued or outstanding....................................           --               --
  Common stock, no par value: Authorized shares -- 20,000,000
     Issued and outstanding shares -- 15,209,858 at September 1997
     and 15,489,431 at December 1996, stated capital...............       61,898           61,131
  Retained earnings................................................      147,355          131,511
                                                                        --------         --------
Total shareholders' equity.........................................      209,253          192,642
                                                                        --------         --------
Total liabilities and shareholders' equity.........................    $ 505,233         $391,176
                                                                        ========         ========



NOTE: The Balance Sheet at December 31, 1996 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.



                            See accompanying notes.

                         RELIANCE STEEL & ALUMINUM CO.



                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)


               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1997            1996
                                                                    -----------     -----------
Net sales........................................................   $   699,651     $   475,657
Gain on sale of real estate......................................         1,008           1,519
Other income.....................................................         1,670           2,249
                                                                    -----------     -----------
                                                                        702,329         479,425
Costs and expenses:
  Cost of sales..................................................       541,094         361,858
  Warehouse, delivery, selling, administrative and general.......       107,907          74,976
  Depreciation and amortization..................................         9,277           5,773
  Interest.......................................................         7,807           2,045
                                                                    -----------     -----------
                                                                        666,085         444,652
Income before equity in earnings of 50%-owned company and income
  taxes..........................................................        36,244          34,773
Equity in earnings of 50%-owned company..........................         3,675           3,532
                                                                    -----------     -----------
Income before income taxes.......................................        39,919          38,305
Income taxes:
  Federal........................................................        13,093          12,160
  State..........................................................         3,114           3,562
                                                                    -----------     -----------
                                                                         16,207          15,722
                                                                    -----------     -----------
Net income.......................................................   $    23,712     $    22,583
                                                                    ===========     ===========
Earnings per share...............................................   $      1.54     $      1.44
                                                                    ===========     ===========
Weighted average shares outstanding..............................    15,403,000      15,669,000
                                                                    ===========     ===========



                            See accompanying notes.

                         RELIANCE STEEL & ALUMINUM CO.



               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                 (IN THOUSANDS)



                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1997         1996
                                                                         ---------     -------
OPERATING ACTIVITIES
Net income.............................................................  $  23,712     $22,583
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization........................................      9,277       5,773
  Deferred income taxes................................................       (110)         --
  (Gain)/loss on sales of machinery and equipment......................       (362)         --
  Deferred gain on sale of real estate.................................     (1,008)     (1,266)
  Equity in earnings of 50%-owned company..............................     (3,345)     (3,532)
  Changes in operating assets and liabilities:
     Accounts receivable...............................................    (32,045)      6,560
     Inventories.......................................................        345       2,037
     Prepaid expenses and other assets.................................      2,267       4,654
     Income taxes......................................................     (1,146)     (3,973)
     Accounts payable and accrued expenses.............................     11,051      (5,026)
                                                                           -------     -------
Net cash provided by operating activities..............................      8,636      27,810
                                                                           -------     -------
INVESTMENT ACTIVITIES
Purchases of property, plant and equipment.............................    (19,159)    (16,082)
Proceeds from sales of property and equipment..........................      1,816         997
Acquisitions of metals service centers.................................    (44,466)    (24,974)
Dividends received from 50%-owned company..............................      3,500       1,203
                                                                           -------     -------
Net cash used in investing activities..................................    (58,309)    (38,856)
                                                                           -------     -------
FINANCING ACTIVITIES
Proceeds from borrowings...............................................    225,000      33,000
Principal payments on long-term debt and short-term borrowings.........   (165,510)    (36,518)
Dividends paid.........................................................     (1,948)     (1,536)
Issuance of common stock...............................................      1,037         786
Repurchase of common stock.............................................     (7,435)         --
Exercise of stock options..............................................      1,243          --
                                                                           -------     -------
Net cash provided by financing activities..............................     52,387       4,268
                                                                           -------     -------
Increase (decrease) in cash............................................      2,714     (15,314)
Cash and cash equivalents at beginning of period.......................        815      18,012
                                                                           -------     -------
Cash and cash equivalents at end of period.............................  $   3,529     $ 2,698
                                                                           =======     =======
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES:
Interest paid during the period........................................  $   7,407     $ 1,819
Income taxes paid during the period....................................     15,564      18,980



                            See accompanying notes.

                         RELIANCE STEEL & ALUMINUM CO.



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


                               SEPTEMBER 30, 1997



1. BASIS OF PRESENTATION



     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation, with respect to the interim financial statements have been included. The results of operations for the nine month period ended September 30, 1997 are not necessarily indicative of the results for the full year ending December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 1996, included in the Reliance Steel & Aluminum Co. Form 10-K.



2. ACQUISITIONS



     On April 2, 1997, the Company completed the purchase of AMI Metals, Inc. ("AMI"), for $38,500,000. AMI was a privately-held metals service center company headquartered in Brentwood, Tennessee, with additional locations in Fontana, California; Wichita, Kansas; Fort Worth, Texas; Kent, Washington; and Swedesboro, New Jersey. AMI is operating as a wholly-owned subsidiary of the Company. This acquisition was funded with borrowings under the Company's revolving line of credit. For the fiscal year ended February 28, 1997, AMI's net sales were approximately $77,000,000.



     On April 30, 1997, the Company purchased Amalco Metals, Inc. ("Amalco"). Amalco was a privately-held metals service center located in Union City, California. This acquisition was funded with borrowings under the Company's revolving line of credit. For the fiscal year ended April 30, 1997, Amalco's net sales were approximately $25,000,000. It is expected that the business of Amalco will be combined with the Company's existing metals service center in Santa Clara, California. The combined operation will be housed in a new, larger, state-of-the-art facility in Union City, California, which is scheduled to be completed early in 1998.



     The purchases of AMI and Amalco were accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of the acquisition.



3. STOCK SPLIT



     On May 28, 1997, the Board of Directors declared a 3:2 stock split in the form of a 50% stock dividend on the Company's Common Stock, payable June 27, 1997 to shareholders of record June 6, 1997. All share and per share data, as appropriate, reflect this split.



4. SHAREHOLDERS' EQUITY



     In December 1994, the Board of Directors approved a Stock Repurchase Plan, authorizing the Company to purchase up to 750,000 shares (increased to 1,500,000 shares in February 1995) of its Common Stock from time to time in the open market or in privately-negotiated transactions. Repurchased shares are redeemed and treated as authorized but unissued shares. As of September 30, 1997, the Company had repurchased a total of 1,351,500 shares of its Common Stock under the Stock Repurchase Plan, at an average cost of $11.37 per share. Of these shares, 373,800 shares were repurchased by the Company during the nine month period ended September 30, 1997 at an average cost of $19.88 per share.



     In March 1997, 22,177 shares of Common Stock were issued to division managers and officers of the Company under the 1996 Key Man Incentive Plan.

                         RELIANCE STEEL & ALUMINUM CO.

                               SEPTEMBER 30, 1997


     Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents attributable to stock options, which are not material, outstanding during each period. Common stock equivalents were calculated using the treasury stock method.



5. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS



     In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("FAS 128"), Earnings per Share,which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The calculation of fully diluted earnings per share under FAS 128 is not deemed to have a significant impact on primary earnings per share for the nine month periods ended September 30, 1997 and 1996.



6. LONG-TERM DEBT



     Long-term debt consists of the following (in thousands):



                                                             SEPTEMBER 30,     DECEMBER 31,
                                                                 1997              1996
                                                             -------------     ------------
                                                              (UNAUDITED)       (AUDITED)
          Revolving line of credit ($125,000 limit), due
             July 31, 1999, interest at variable rates,
             payable monthly...............................    $  36,000         $ 39,000
          Senior unsecured notes due January 2, 2004 to
             January 2, 2009, average interest rate
             7.22%.........................................       75,000               --
          Senior unsecured notes due January 2, 2002 to
             January 2, 2008, average interest rate
             7.02%.........................................       65,000               --
          Promissory notes, paid January 2, 1997...........           --           65,000
          Variable Rate Demand Industrial Development
             Revenue Bonds, Series 1989 A, due July 1,
             2014, with interest payable quarterly.........        3,450            3,550
          9% Senior Notes, paid March 1, 1997..............           --            1,800
          Revolving line of credit ($10,000 limit), paid
             February 28, 1997.............................           --              555
                                                                --------         --------
                                                                 179,450          109,905
          Less current portion.............................         (100)          (2,455)
                                                                --------         --------
                                                               $ 179,350         $107,450
                                                                ========         ========



     In October 1997, the Company entered into a syndicated credit agreement with five banks. This syndicated credit facility replaced the Company's existing revolving line of credit, increasing the Company's borrowing limit to $200,000,000. Prior to the syndicated line of credit, the Company's borrowing limit with one lender had been increased to $125,000,000 during March 1997. In October 1997, the Company also entered into a credit agreement which allows the Company to issue and have outstanding up to $10,000,000 of letters of credit. In September 1997 and November 1996, the Company entered into agreements with insurance companies for private placements of debt in the aggregate amounts of $65,000,000 and $75,000,000, respectively. The proceeds of the debt funded in September 1997 were used to refinance the borrowings under the Company's revolving credit facility made to fund the acquisitions of AMI and Amalco and borrowings for general working capital purposes. The proceeds of the debt funded in January 1997 were used to pay off $65,000,000 of promissory notes issued for the acquisition of Siskin, with the balance of $10,000,000 applied to reduce borrowings under the Company's revolving line of credit.

                         RELIANCE STEEL & ALUMINUM CO.



       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)


                               SEPTEMBER 30, 1997



     The Company's long-term loan agreements require the maintenance of a minimum net worth and include certain restrictions on the amount of cash dividends payable, among other things.



7. EMPLOYEE BENEFITS



     The Company had a noncontributory defined benefit pension plan covering salaried and certain hourly employees of the Company. Benefits are based upon the employees' earnings. On July 5, 1996, benefits under the pension plan were frozen, as the Company elected to replace the pension plan with a 401(k) plan. The Board of Directors of the Company approved the termination of the pension plan in February 1997. Distributions from the pension plan commenced in July 1997, with the final distribution made October 7, 1997.



8. SUBSEQUENT EVENTS



     On October 1, 1997, the Company acquired 100% of the outstanding shares of Service Steel Aerospace Corp. ("SSA"), which is a metals service center with facilities located in Tacoma, Washington; North Canton, Ohio; and Long Beach, California. SSA specializes in stainless and alloy specialty steels for the aerospace industry. SSA's net sales for the twelve months ended December 31, 1996 were approximately $43,000,000. The Company paid $26,000,000 in cash, which was funded by borrowings under the Company's revolving line of credit.



     On October 8, 1997, the Company announced that it has agreed in principle to acquire all of the outstanding capital stock of Phoenix Metals Company ("Phoenix"), subject to negotiation of a definitive agreement and successful completion of due diligence. Phoenix operates metals service centers specializing in non-ferrous products in Birmingham, Alabama; Atlanta, Georgia; Charlotte, North Carolina; and Tampa, Florida. For the twelve months ended February 28, 1997, Phoenix's net sales were approximately $112,000,000.



     On October 10, 1997, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed offering of up to 3,795,000 shares of the Company's Common Stock, including 200,000 shares to be sold by certain shareholders and up to 495,000 shares that may be purchased by the underwriters to cover over-allotments, if any. The net proceeds to the Company will be used to pay down debt incurred in connection with recent acquisitions, to fund potential acquisitions and capital expenditures and for working capital and general corporate purposes.

                     Photo of Leveling and blanking line


                        Photo of Rod and bar inventory


                RELIANCE STEEL & ALUMINUM CO., FOUNDED IN 1939,
                 SERVICES OVER 33,000 CUSTOMERS THROUGHOUT THE
                 UNITED STATES WITH A BROAD RANGE OF PRODUCTS.


                   Photo of High definition plasma burning


                         Photo of Precision slitting


                      Photo of Valex precision products

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                       PAGE
Prospectus Summary...................      3
Risk Factors.........................      8
Use of Proceeds......................     10
Capitalization.......................     11
Price Range of Common Stock..........     12
Dividend Policy......................     12
Selected Consolidated Financial
  Data...............................     13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     14
Business.............................     21
Management...........................     34
Principal and Selling Shareholders...     36
Description of Capital Stock.........     37
Certain U.S. Tax Consequences to Non-
  U.S. Shareholders..................     37
Underwriting.........................     39
Legal Matters........................     40
Experts..............................     40
Available Information................     40
Incorporation by Reference...........     41
Index to Consolidated Financial
  Statements and Supplementary Data..    F-1


======================================================
======================================================

                                3,300,000 SHARES

                                RELIANCE STEEL &
                                  ALUMINUM CO.

                                  COMMON STOCK

                                     [LOGO]
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                       PRUDENTIAL SECURITIES INCORPORATED
                                           , 1997
======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below are the expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered hereby other than the underwriting discounts and commissions.

                                                                           TOTAL(1)
          Securities and Exchange Commission registration fee............  $ 32,056
          National Association of Securities Dealers, Inc. filing fee....    11,079
          NYSE Listing Fee...............................................    11,000
          Legal fees and expenses........................................   200,000
          Printing and engraving expenses................................   100,000
          Accounting fees and expenses...................................   100,000
          Transfer Agent and Registrar fees and expenses.................    20,000
          Miscellaneous..................................................    25,865
                                                                           --------
                    TOTAL................................................  $500,000
                                                                           ========

---------------

(1) All amounts except the SEC and the NASD filing fees are estimated. All expenses will be borne by the Company, other than the Selling Shareholders' pro rata portion of the filing fees of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Article IV of the Restated Articles of Incorporation of the Company, the liability of directors of the Company for monetary damages is eliminated to the fullest extent permitted under California law. Additionally, the Company is authorized to provide indemnification of its agents as defined in Section 317 of the California General Corporation Law for breach of their duty to the Company and its shareholders through Bylaw provisions, or through agreements with the agents, or both, in excess of the indemnification otherwise permitted under
Section 317, subject to the limits on such excess indemnification set forth in
Section 204 of the California General Corporation Law. Section 5.11 of the Company's Bylaws provides that the Company shall indemnify each of its agents against expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by such person by reason of such person having been made or having been threatened to be made a party to a proceeding to the fullest extent permissible by the provisions of Section 317 of the California Corporations Code, as amended from time to time, and that the Company shall advance the expenses reasonably expected to be incurred in defending any such proceeding, upon receipt of the undertaking required by Section 317(f).

     Section 204 of the California General Corporation Law allows a corporation, among other things, to eliminate or limit the personal liability of a director for monetary damages in an action brought by the corporation itself or by way of a derivative action brought by shareholders for breach of a director's duties to the corporation and its shareholders. The provision may not eliminate or limit liability of directors for the following specified actions, however: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director; (iii) for any transaction from which a director derived an improper personal benefit; (iv) for acts or omissions that show a reckless disregard of the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders; (vi) for transactions between the corporation and a director, or between corporations having interrelated directors; and (vii) for improper distributions and stock dividends, loans and guaranties. The provision does not apply to acts or omissions occurring before the date that the provision became effective and does not eliminate or limit the liability of an officer for an act or omission as an officer, regardless of whether that officer is also a director.

     Section 317 of the California General Corporation Law gives a corporation the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding, whether threatened, pending, or completed, and whether civil, criminal, administrative or investigative, by reason of the fact that that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. A corporation may indemnify such a person against expenses, judgments, fines, settlements and other amounts actually or reasonably incurred in connection with the proceeding, if that person acted in good faith, and in a manner that that person reasonably believed to be in the best interest of the corporation; and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. In an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter (a) as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which such proceeding was brought shall determine that, in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses; and (b) which is settled or otherwise disposed of without court approval. To the extent that any such person has been successful on the merits in defense of any proceeding, or any claim, issue or matter therein, that person shall be indemnified against expenses actually and reasonably incurred in connection therewith. Indemnification is available only if authorized in the specific case by a majority of a quorum of disinterested directors, by independent legal counsel in a written opinion, by approval of the shareholders other than the person to be indemnified, or by the court. Expenses incurred by such a person may be advanced by the corporation before the final disposition of the proceeding upon receipt of an undertaking to repay the amount if it is ultimately determined that the person is not entitled to indemnification.

     Section 317 further provides that a corporation may indemnify its officers and directors in excess of the statutory provisions if authorized by its Articles of Incorporation and that a corporation may purchase and maintain insurance on behalf of any officer, director, employee or agent against any liability asserted or incurred in his or her capacity, or arising out of his or her status with the corporation.

     In addition to the provisions of the Restated Articles of Incorporation and Bylaws of the Company, the Company has entered into indemnification agreements with all of its present directors and officers, to indemnify these persons against liabilities arising from third party proceedings, or from proceedings by or in the right of the Company, to the fullest extent permitted by law. Additionally, the Company has purchased directors' and officers' liability insurance for the benefit of its directors and officers.

ITEM 16. EXHIBITS


EXHIBIT                                        DESCRIPTION
    1.01    Form of Underwriting Agreement
   *4.01    Restated Articles of Incorporation of Registrant, as amended
   *4.02    Restated Bylaws of Registrant
    5.01    Opinion of Arter & Hadden
    8.01    Opinion of Arter & Hadden (included in Exhibit 5.01 hereto)
   23.01    Consent of Independent Auditors
   23.02    Consent of Arter & Hadden (included in Exhibit 5.01 hereto)
 **24.01    Power of Attorney (included on page II-4)
   27.01    Financial Data Schedules


---------------


 * Incorporated by reference to Registration Statement on Form S-1 filed by Registrant with the Securities and Exchange Commission on May 25, 1994 filed as exhibits 3.01 and 3.02.



** Previously filed.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 4th day of November, 1997.


                                          RELIANCE STEEL & ALUMINUM CO.

                                          By        /s/ JOE D. CRIDER
                                            ------------------------------------
                                            Joe D. Crider
                                            Chairman of the Board and
                                            Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                               TITLE                     DATE
           /s/ WILLIAM T. GIMBEL*              Chairman Emeritus; Director     November 4, 1997
---------------------------------------------
              William T. Gimbel

              /s/ JOE D. CRIDER                Chairman of the Board and       November 4, 1997
---------------------------------------------  Chief Executive Officer
                Joe D. Crider                  (Principal Executive
                                               Officer); Director

             /s/ DAVID H. HANNAH               President; Director             November 4, 1997
---------------------------------------------
               David H. Hannah

             /s/ STEVEN S. WEIS                Senior Vice President and       November 4, 1997
---------------------------------------------  Chief Financial Officer
               Steven S. Weis                  (Principal Financial
                                               Officer)

            /s/ KARLA R. MCDOWELL              Vice President and              November 4, 1997
---------------------------------------------  Controller (Principal
              Karla R. McDowell                Accounting Officer)

            /s/ ROBERT HENIGSON*               Director                        November 4, 1997
---------------------------------------------
               Robert Henigson

             /s/ KARL H. LORING*               Director                        November 4, 1997
---------------------------------------------
               Karl H. Loring

                  SIGNATURE                               TITLE                     DATE

            /s/ WILLIAM I. RUMER*              Director                        November 4, 1997
---------------------------------------------
              William I. Rumer
            /s/ LESLIE A. WAITE*               Director                        November 4, 1997
---------------------------------------------
               Leslie A. Waite
            /s/ DOUGLAS M. HAYES*              Director                        November 4, 1997
---------------------------------------------
              Douglas M. Hayes
            /s/ GREGG J. MOLLINS*              Executive Vice President and    November 4, 1997
---------------------------------------------  Chief Operating Officer;
              Gregg J. Mollins                 Director



*By      /s/ DAVID H. HANNAH

    --------------------------------

            David H. Hannah


          as attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT                                        DESCRIPTION
--------    ---------------------------------------------------------------------------------
    1.01    Form of Underwriting Agreement
   *4.01    Restated Articles of Incorporation of Registrant, as amended
   *4.02    Restated Bylaws of Registrant
    5.01    Opinion of Arter & Hadden
    8.01    Opinion by Arter & Hadden (included in Exhibit 5.01 hereto)
   23.01    Consent of Independent Auditors
   23.02    Consent of Arter & Hadden (included in Exhibit 5.01 hereto)
 **24.01    Power of Attorney (included on page II-4)
   27.01    Financial Data Schedules


------------------------


 * Incorporated by reference to Registration Statement on Form S-1 filed by Registrant with the Securities and Exchange Commission on May 25, 1994.


** Previously filed.